                             SHEARMAN & STERLING LLP

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March 28, 2005                                                         Sao Paulo
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Via EDGAR Transmission
----------------------

H. Roger Schwall
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Mastellone Hermanos S.A.
Registration Statement on Form F-4 (File No. 333-122268)
--------------------------------------------------------

Ladies and Gentlemen:

     On behalf of our client, Mastellone Hermanos S.A. (the "Company"), set forth below are responses to the comments of the Staff of the United States
Securities and Exchange Commission (the "Commission") received by letter dated
February 25, 2005 on the registration statement on Form F-4 (as amended, the
"F-4") relating to the proposed exchange offer (the "Exchange Offer") by the
Company of its outstanding 8% Collateralized Senior Notes due 2012, Series A-1
and Series B-1 for its 8% Collateralized Senior Notes due 2012, Series A-2 and
Series B-2, respectively.

     The Company's responses to the Commission's comments are set forth below in paragraphs that correspond to the numbered paragraphs of the Commission's letter. Please note that the page references in the Commission's comments included below correspond to the page numbers of the original F-4 as filed on
January 25, 2005 and page references in the responses of the Company correspond to the number of the amended F-4 that accompanies this letter. We enclose copies of the F-4 marked to show changes in the filing accompanying this letter from the original F-4, which was filed with the Commission on January 25, 2005.
Unless otherwise

      Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

March 28, 2005

defined herein capitalized terms used below have the meanings provided in the prospectus (the "Prospectus") included in the F-4.

         On behalf of the Company, we advise you as follows:

GENERAL
-------

     1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

          Response to Comment No. 1: The Company has revised the F-4 to reflect the Commission's comments.

     2.   In your amendment to the registration statement, include the most current information available. Refer to General Instruction C (b) of
          Form 20-F: "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement..." For example, update the information pertaining to the exchange rate. See Item 3.A.3 (a) and
          (b) of Form 20-F. Also, provide more current inflationary information than you include in the second paragraph of the risk factor captioned
          "Substantially all our revenues are earned in Argentina" at page 18.

          Response to Comment No. 2: The Company has updated all information in the F-4 to the most current date available. The F-4 includes the audited financial statements of the Company for the fiscal year ended December 31,
     2005.

     3.   We note that you are registering the notes in reliance on the staff's position in Exxon-Capital Holdings Corporation (avail. April 13,
          1989), Morgan Stanley & Co., Inc. (avail. June 5, 1991), regarding resales, and Shearman & Sterling (avail. July 2, 1993), with respect to the participation of broker dealers. With your next amendment, please provide a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position in those letters, and including the statements and representations
          substantially in the form set forth in Morgan Stanley & Co. and
          Shearman & Sterling.

          Response to Comment No. 3: The Company's letter containing the requested representations is supplied supplementally as Exhibit A, attached to this letter.

     4.   Unaudited interim financial information should be indicated as such in column headings. For example, in your selected consolidated financial and operating data included on page 42, `unaudited' column headings should be added for the nine-month periods ended September 30, 2004 and 2003. Any financial information in the F-4 that is unaudited has been noted, such as the Capitalization table.

March 28, 2005

          Response to Comment No. 4: The Company has removed the unaudited interim financial information from the F-4 and included its audited financial information for the year ended December 31, 2004.

PROSPECTUS COVER PAGE

     5.   Separately list the two series of notes, old and new, in the caption at the top of the page.

          Response to Comment No. 5: The Company has revised the cover page of the F-4 in response to the Commission's comment.

     6.   You refer to "contingent increases in the interest rate applicable to the old notes" on this page and at page 4. Revise to clarify whether you are referring to penalty interest provisions. Discuss the applicable provisions in necessary detail later in the document. We may have additional comments based upon your response.

          Response to Comment No. 6: The Company has revised the cover page and page 3 F-4 in response to the Commission's comment. The intended reference was to the penalty interest.

     7.   As currently represented, the offer could be open for less than the full 20 business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in
          Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

          Response to Comment No. 7: The Company confirms that the offer will be open at least through midnight on the twentieth business day. It is currently the Company's intention for the exchange offer to expire at 5:00
     p.m. on the 21st business day.

DISCLAIMER, PAGE I

     8.   Revise to move any non-required disclosure that appears after the table of contents so that it does not appear prior to the Risk Factors section. Also, the caption "disclaimer" is inappropriate.

          Response to Comment No. 8: The Forward-Looking Statements and
     Associated Risks, Enforcement of Civil Liabilities and Presentation of
     Financial Information have been moved to after the Risk Factors section.
     Please see pages 25-26.

     9.   You state that the reader "should rely only on the information contained" in the prospectus. In the next paragraph, though, you indicate that the prospectus incorporates additional information and that the reader "should read it together

March 28, 2005

          with the documents filed as exhibits to the registration statement or otherwise filed with the SEC." You further suggest that your disclosure "may not necessarily be complete." If you are not incorporating information by reference, do not suggest otherwise.
          Also, you may provide summaries, but you must provide materially complete disclosure. Revise throughout your document as necessary.

          Response to Comment No. 9: The Company has revised the language after the Table of Contents in the F-4 in response to the Commission's comment.
     The Company is only incorporating by reference the exhibits to the registration statement. The Company has included in the F-4 materially complete disclosure regarding the material contracts of the Company.

     10.  Explain in necessary detail in the disclosure that you have moved from the top of page ii in response to comment 7 of this letter the benefits and requirements to which you refer.

          Response to Comment No. 10: The Company has revised the F-4 in response to the Commission's comment. The explanation is included in the
     F-4 in the "Description of the Notes" on page 85.

FORWARD-LOOKING STATEMENTS, PAGE III

     11.  We note your disclosure here and at page 57 regarding forward-looking statements. The safe harbor provided in the Private Securities
          Litigation Reform Act of 1995 ("PLSRA") does not apply to statements made in connection with a tender offer. See Section 27A(b)(2) of the
          Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities
          Exchange Act of 1934. Revise to eliminate any suggestion to the contrary.

          Response to Comment No. 11: The Company has revised the relevant section, now located on page 25, in the F-4 in response to the Commission's comment.

PROSPECTUS SUMMARY, PAGE 1

     Overview of our Business, page 1

     12.  Provide us with objective support for subjective/comparative statements, and assertions regarding your market share or position, that appear throughout your document. Refer to Item 4.B.7 of Form
          20-F. For example, provide support for the statements that appear at pages 63, 67, 70 and 72, as well as the following:

          Response to Comment No. 12: In response to the Commission's comment the Company is supplementally providing a basis for the following statements in the Prospectus.

March 28, 2005

          o    you are the leading processor and distributor of fresh dairy products in Argentina;

               The Company has revised this language on pages 1 and 66 to read as follows: "We are the leading processor and distributor of fresh dairy products in Argentina, ranking first in market share in fluid milk, cream and butter, according to market surveys made by CCR Market Knowledge, an Argentine market research company."

               Attached hereto as Annex A is the January 2005 report from of CCR
               Market Research. The Company ranked first in terms of sales and volume in fluid milk, fresh milk, cream, butter and dulce de leche. Please see the following pages of Annex A for the
               following market shares: fluid milk (pages 2 and 9), cream (pages
               5 and 12), butter (pages 6 and 13).

          o    "According to several independent marketing surveys conducted over the last few years, our La Serenisima brand has consistently ranked among the leaders in brand image among all consumer brands in Argentina, ranking first in 2004, according to surveys made by
               Clarin, an Argentine newspaper."

               Attached hereto as Annex B is an article from Clarin published on
               January 23, 2005 that ranks "La Serenisima" first. See pages 1 and 5 of Annex B.

          o    "[w]e believe our products are recognized throughout Argentina for their consistently superior quality...,";

               The Company has revised this language on page 67 to read as follows: "We believe that our products are recognized throughout
               Argentina for their consistently superior quality, as recognized by different market surveys, such as one made in 2005 by CEOP, an
               Argentine research firm and Apertura, an Argentine magazine."

               Attached hereto as Annex C an article from the March 2005 edition of the magazine Apertura in which it ranks La Serenisima, the
               Company's brand, as number 6 and listed it number 3 in 2004. See page 22 of Annex C.

          o    "[w]e believe we have created the most extensive and efficient distribution network for dairy products in Argentina...,";

               The Company has revised this language on page 67 to read as follows:

               "We believe that we have created an extensive and efficient distribution network for dairy products in Argentina."

March 28, 2005

          o    "[w]e believe that our General Rodriguez complex...is the most advanced large-scale milk processing facility in Latin America";
               and

               The Company has deleted this statement.

          o    you enjoyed, as of the fiscal year ended December 31, 2003 and the nine-month period ended 2004, market shares of approximately
               56.6% and 57.8%, respectively, of the Argentine fluid milk market in terms of physical volume.

               The Company has revised the 2004 market share to be 56.6%. These numbers are based on the January 2005 report from of CCR Market
               Research attached hereto as Annex A. Please see page 9 for the market share of fluid milk.

PAYMENT DEFAULT AND RESTRUCTURING, PAGE 1

     13.  Clearly and concisely identify the more material facts relating to your restructuring and the resulting consequences. Rather than describe in detail the various rounds of negotiations with creditors, clarify the results of the restructuring by identifying the types of debt issued in the restructuring. Also provide a more detailed explanation of the restructuring transactions in a separate section later in the prospectus. See Item 4.A.4 of Form 20-F.

          Response to Comment No. 13: The Company has revised the disclosure in the sub-section "Payment Default and Restructuring" on page 1 in response to the Commission's comment.

CHANGE IN INDEPENDENT REGISTERED ACCOUNTANT, PAGE 3

     14.  On page 3, you indicate that Deloitte is not currently independent under Regulation S-X. Please expand your disclosure to explain why independence was breached. In addition, revise to describe why the inclusion of Deloitte's opinion on the financial statements in this registration statement is not problematic under the Commission's auditor independence rules.

          Response to Comment No. 14: Deloitte & Co. S.R.L. ("Deloitte")
     provided payroll services to the Company from 1998 to November 2004. Such services consisted primarily of calculating the net amount payable to the
     23 members of the Company's management by calculating, among others, the withholding taxes, social security charges, and medical care charges based on information on gross monthly salaries provided by the Company. The totals of, among others, the withholding taxes, social security taxes, medical charges and net amount payable were provided in the format of a schedule (hard copy) to the Company's Human Resources Department. An official of Human Resources Department reviewed that schedule, and then approved the deposit of net salaries in the individual managers' bank accounts. Based on that information, the Company's Accounting Department prepared the journal entries and following their usual

March 28, 2005

     authorization and approval procedures, recorded those amounts in the general ledger. Based on this information the Company also prepared the detailed records to comply with the requirements of labor and tax regulations. The Company believed that provision of such service is prohibited under Rule 2-01(c)(4)(i)(A) of Regulation S-X as such service constituted provision of bookkeeping services.

          The SEC's independence rules in Rule 2-01(f)(5)(iii) of Regulation S-X do not require a predecessor auditor of a foreign private issuer to comply with the SEC's independence rules. As set forth in that rule, the SEC states, "For audits of the financial statements of foreign private issuers, the "audit and professional engagement period" does not include periods ended prior to the first day of the last fiscal year before the foreign private issuer first filed, or was required to file, a registration statement or report with the Commission, provided there has been full compliance with home country independence standards in all prior periods covered by any registration statement or report filed with the Commission."
     In addition, the SEC has also stated, in Section 602.02.f.ii of the
     Codification of Financial Reporting Policies that, if an accountant was independent when his report was initially rendered, generally, he may again sign this report or consent to its use at a later date while his independence is impaired.

          As noted under the disclosure in "Change in Independent Registered
     Accounting Firm" on page 3 of the registration statement filed on January
     25, 2005, Deloitte was replaced by BDO Becher Lichtenstein y Asociados
     ("BDO"), an auditor that is independent under the SEC's independence rules.
     BDO has completed its audit of the consolidated financial statements of the
     Company for the year ended December 31, 2004 and the Company has filed herewith an amended registration statement that included its audited consolidated financial statements for the year ended December 31, 2004, along with BDO's audit report on those consolidated financial statements.
     Also as noted in the Company's disclosure in the registration statement filed on January 25, 2005, Deloitte is independent under home country independence standards, including that of the Argentine National Securities
     Commission for the years ended December 31, 2002 and 2003, as Deloitte when providing the payroll services, although involving routine processing of information provided by the Company, did not undertake any managerial actions or made any managerial decisions. Since BDO's audit report for the year ended December 31, 2004 has been filed in an amended registration statement, the Company believes that Deloitte is in compliance with the
     SEC's rules and is permitted to issue its consent pursuant to Rule
     2-01(f)(5)(iii) of Regulation S-X and Section 602.02.f.ii of the
     Codification of Financial Reporting Policies.

     15.  Please either include your audited December 31, 2004 financial statements in the next amendment to this registration statement, or revise your disclosure to indicate that you will include those audited financial statements in a pre-effective amendment.

          Response to Comment No. 15: The Company has included in the revised
     F-4 its audited December 31, 2004 financial statements.

March 28, 2005

RISK FACTORS, PAGE 16

     16.  Delete the second sentence of the italicized paragraph, as it is inappropriate. Describe all material known risks, and eliminate any suggestion that your risk factor section may be incomplete.

          Response to Comment No. 16: The Company has revised the italicized paragraph at the beginning of the Risk Factors section in response to the
     Commission's comment.

     17.  Rather than indicating you "cannot assure" a particular result, revise all language of this type and instead state the risk and potential plainly and directly. Also ensure that your captions and text are concise and do not include mitigating language. Examples include the first risk factor, which emphasizes positive aspects and assumptions, as well as the clauses that begin "while" at pages 27 and 28.

          Response to Comment No. 17: The Company has revised the Risk Factors section in response to the Commission's comment.

OUR CREDITORS MAY NOT BE ABLE TO ENFORCE ..., PAGE 17

     18.  Please summarize briefly the requirements of Articles 517 through 519.
          It is unclear whether those provisions relate or are limited to the requirement that foreign judgments cannot violate principles of public policy.

          Response to Comment No. 18: The Company has included additional disclosure in the referenced risk factor in response to the Commission's comment.

OUR NEW NOTES MAY BE ADVERSELY AFFECTED BY DEVELOPMENTS .... PAGE 17

     19.  Revise this risk factor caption and narrative to describe more concretely the type of developments and the countries to which you are referring. The narrative does not sufficiently explain, for example, the risks that are particular to emerging market countries.

          Response to Comment No. 19: The Company has revised this risk factor in response to the Commission's comment

THE PLEDGE OF ..., PAGE 17

     20.  Revise to clarify the nature of the risk. Is it not typically the case that recourse to pledged items occurs only after a default?

          Response to Comment No. 20: The Company has deleted this risk factor.

THE NEW NOTES ARE JUNIOR, PAGE 18

March 28, 2005

     21.  The caption appears to suggest a smaller group of entities to which the debt is subordinated than does the disclosure at page 88. Please revise or advise.

          Response to Comment No. 21: The Company has revised this risk factor to conform it to the disclosure contained in the "Description of the New
     Notes".

RISKS FACTORS RELATING TO ARGENTINA, PAGE 18

     22.  None of your risk factors should consist of more than two or three concise paragraphs. Focus on concisely summarizing the risk in each case.

          Response to Comment No. 22: The Company has revised this sub-section of the Risk Factors section to reflect the Commission's comments.

BECAUSE THE ARGENTINE STANDARDS FOR DISCLOSURE ..., PAGE 29

     23.  Because we believe it is inappropriate to consider the disclosure requirements of the Federal securities laws as they apply to foreign private issuers as a risk to investors, the nature of the risk described in this caption is unclear. Please revise or relocate.

          Response to Comment No. 23: The Company has deleted this risk factor.

CAPITALIZATION, PAGE 31

     24.  Since "Cash and cash equivalents" is not a required or appropriate item for inclusion in the Capitalization table, please delete it.

          Response to Comment No. 24: The Company has deleted this item from the
     Capitalization Table in response to the Commission's comment.

     25.  Please revise your capitalization table in accordance with Item 3.B of
          Form 20-F as follows:

          a.   Provide the table as of a date no earlier than sixty days prior to the date of the registration statement.

          b.   Distinguish between guaranteed and un-guaranteed indebtedness.

          Response to Comment No. 25: The Company has updated the Capitalization
     Table to December 31, 2004, which is the last available balance sheet. The
     Company notes that the Commission has routinely accepted capitalization tables that are as of a date more than 60 days prior if that is the last available balance sheet. The Company has added a footnote to differentiate between guaranteed and un-guaranteed indebtedness.

March 28, 2005

THE EXCHANGE OFFER, PAGE 33

     Expiration Date: Extensions; Amendments, page 35

     26.  We note your reservation of the right to amend the terms of the offer and your representation that in the event of a material change, you will extend the exchange offer for a period of time "that [you] will determine to comply with the Exchange Act, depending on the significance of the amendment and the manner of disclosure to holders." Supplementally confirm to us that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary, so that at least five business days remain in the offer following notice of the material change.

          Response to Comment No. 26: The Company confirms that in the event of a material change in the offer, including the waiver of a material condition, it will extend the offer period if necessary, so that at least five business days remain in the offer following notice of the material change.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS, PAGE 46

     27.  You indicate that prior to January 1, 2004 and the implementation of
          Technical Resolution No. 21 you did not consolidate two of your subsidiaries. Tell us how your accounting for these subsidiaries prior to January 1, 2004 complies with US GAAP or indicate where in the US
          GAAP reconciliation this matter is addressed.

          Response to Comment No. 27: The Company, prior to January 1, 2004, had consolidated all majority owned subsidiaries under U.S. GAAP. The difference in the accounting for majority owned subsidiaries is more fully discussed in Note 16 9) to the notes to consolidated financial statements.

     Critical Accounting Policies, page 47

     28.  We note that you identify several areas of accounting where critical accounting policies are used to record activity. However, it appears that your disclosures lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide

March 28, 2005

          information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14. for further guidance.

          Response to Comment No. 28: The Company has revised this sub-section in response to the Commission's comments.

     Liquidity and Capital Resources, page 56

     29.  Expand your discussion of operating cash flows to include a discussion of the underlying drivers (e.g. cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale). On page 28 we noted a discussion relating to the seasonality in the production of milk and how it can affect your working capital. Such trends and analyses should be considered in your liquidity discussions. For further guidance refer to FRC 501.13.b.

          Response to Comment No. 29: The Company has revised this sub-section to reflect the Commission's comments.

     30.  On page 59, you indicate plans to sell your semi-hard cheese plant.
          Revise your disclosure to include a discussion of how the sale of the plant will affect your future operations. For further guidance refer to FRC 501.12.

          Response to Comment No. 30: The Company has revised this sub-section to reflect the Commission's comments.

     31.  Given the impact of the restructuring to your business, provide more detailed discussion in this section of the debt restructuring and the impact it had and will have on your short and long-term liquidity. In this regard, we also note disclosure in Note 2 to the financial statements. Link your potential sources of liquidity to the unique constraints faced by Argentine companies in general and to your company in particular, due to the circumstances outlined on page F-13.
          See Item 5.B.1(a) of Form 20-F.

          Response to Comment No. 31: The Company has included on page 60 a new sub-section to discuss the Company's debt restructuring.

THE ARGENTINE DAIRY MARKET, PAGE 63

     32.  Ensure that your disclosure regarding regulatory matters is complete and consistent. For example, refer to the additional disclosure at page 75 regarding

March 28, 2005

          the Argentine Hazardous Waste Law and certain provincial and municipal regulations. Pursuant to the requirements set forth in Item 4.B.8 of
          Form 20-F, revise your disclosure to identify the regulations and impact thereof of material government regulations on the company's business. We may have further comments.

          Response to Comment No. 32: The Company has removed this reference and included an expanded disclosure regarding environmental matters in Our
     Business. See the Company's response to comment No. 33.

     Our Business, page 67

     33.  On page 75, you indicate you are subject to the provisions of the
          Argentine Hazardous Waste Law and certain provincial and municipal regulations. Expand your discussion to describe the material effects of government regulations on your business. Refer to Item 4.B.8. of
          Form 20-F.

          Response to Comment No. 33: The Company has expanded the disclosure in
     Environmental Matters on pages 74 and 75 to reflect the Commission's comments. The Company believes that its disclosure is complete with regards to government regulation of its business as the Argentine dairy industry does not have any regulations that are only applicable to it.

BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND SUPERVISORY COMMITTEE, PAGE 78

     Board of Directors and Executive Officers, page 78

     34.  Revise to clarify the functions of each individual listed, where the current disclosure is not clear in that regard. See Item 6.A of Form
          20-F. Examples include Messrs. Antonio Mastellone, Alejandro Casas and
          Jorge Gugliermo.

          Response to Comment No. 34: The Company has revised this section to reflect the Commission's comments.

     35.  Confirm that you are not required to disclose compensation on an individual basis in Argentina, or provide the disclosure required by
          Item 6.B of Form 20-F.

          Response to Comment No. 35: The Company is not required to disclose and does not disclose compensation on an individual basis in Argentina.

CERTAIN RELATED PARTY TRANSACTIONS, PAGE 82

     36.  Revise to make clear why the transactions cited constitute material related-party transactions, and include all such transactions. For example, it is unclear why you do not discuss your engagement of the financial advisor Greenwich

March 28, 2005

          Investments, S.A. Consistent with the requirements of Item 7.B. of
          Form 20-F, please revise your disclosure as necessary.

          Response to Comment No. 36: The Company has revised its disclosure in this section to reflect the Commission's comments.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS, PAGE 128

     37.  Please revise this heading and the text thereunder to refer to
          "material" tax consequences. This comment also applies to the section entitled "Certain Argentine Tax Considerations" on page 134.

          Response to Comment No. 37: The Company has revised these sections to reflect the Commission's comments.

     38.  Eliminate the suggestions in this section and the next that you provide only a "general discussion" and that the reader "should consult" its own advisors.

          Response to Comment No. 38: The Company has revised this section in accordance with the Commission's comments.

UNAUDITED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004, PAGE F-1

GENERAL

     39.  Where comments on your interim financial statements also relate to disclosure included in your financials statements for the years ended
          December 31, 2003, 2002 and 2001, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

          Response to Comment No. 39: The Company has made conforming changes to the audited financial statements to reflect the Commission's comments.

NOTE 1 - SITUATION OF THE COMPANY - FINANCIAL DEBT RESTRUCTURING, PAGE F-6

     40.  In your discussion of the accounting for the debt restructuring included in Note 1 e), expand your disclosure to specify whether interest payments are included in the future cash flows to be paid under the terms of the new debt.

          Response to Comment No. 40: In the Company's discussion of the accounting for its debt restructuring included in Note 1 e) of the financial statements as of September 30, 2004, interests payments are included in the future cash flows to be paid under the terms of the new debt. See also Note 1 e) of the financial statements as of December 31,
     2004.

NOTE 4 - ACCOUNTING POLICIES, PAGE F-14

March 28, 2005

     Revenue recognition, page F-15:

     41.  Please expand your revenue recognition policy to indicate the physical point at which you consider delivery to have occurred and title to have passed. Specifically identify `FOB Destination' and `FOB Shipping
          Point'. In addition, expand your discussion of service revenues to explain what services are being performed and how you determine when a service has been rendered.

          Response to Comment No. 41: The Company has expanded the disclosure related to its revenue recognition policy in Note 4 d) to the notes to consolidated financial statements to indicate the physical point which it considered delivery to have occurred and title to have passed. It also identified in the expanded revenue recognition policy disclosure the shipping terms related to its revenue - FOB Destination and FOB Shipping
     Point. Further, the Company has expanded its revenue recognition policy disclosure to explain what services are being performed and how it determined when a service has been rendered.

     42.  Clarify when you account for, record and where your report cash discounts and volume rebates.

          Response to Comment No. 42: The Company has clarified when it accounts for and where it reports cash discounts and volume rebates in Note 4 d) to the consolidated financial statements.

NOTE 5 - BREAKDOWN OF MAIN ACCOUNTS, PAGE F-20

     Other assets, page F-22

     43.  You indicate that `Other assets' consist of property, plant and equipment held for sale. Supplementally, tell us how your accounting for these assets is in accordance with SFAS 144, including the disclosures outlined in paragraphs 47 and 48, without limitation.

          Response to Comment No. 43: The held for sale assets included in
     "Other Assets" met the criteria enumerated in Par 30 and Par 31 of FASB No.
     144 and, accordingly, also classified and accounted for as assets held for sale under U.S. GAAP. Such assets are carried at their realizable value under Argentine GAAP and U.S. GAAP; which is lower than their carrying values. The realizable value under Argentine GAAP is similar to the fair value less cost to sell under FASB No. 144. The Company has also determined that the assets' fair value less cost to sell was lower their carrying amounts under U.S. GAAP. Assets held for sale are not depreciated under both Argentine GAAP and U.S. GAAP.

          We have modified our disclosure in Note 4 e) 5 and Note 5 d) to the notes to consolidated financial statement to incorporate, to the extent applicable, the foregoing.

March 28, 2005

     Also, Note 4 e) 5 to the notes to consolidated financial statement also incorporated, to the extent applicable, disclosures required under Par 47 of FASB No. 144. The disclosures required in Par 48 of FASB No. 144 are not applicable.

     44.  It appears that certain of the items you have indicated as extraordinary would not be classified as such in accordance with U.S.
          GAAP. Please provide a narrative description of these differences in
          `Note 14 - Summary of Significant Differences between Argentine GAAP and U.S. GAAP' or tell us why you believe classification as extraordinary is appropriate under U.S. GAAP.

          Response to Comment No. 44: We have added a narrative description of the difference related to the classification of certain items as extraordinary items under Argentine GAAP in Item 10 of Note 16 to the notes to consolidated financial statements in response to the Commission's comments.

NOTE 14 - SUMMARY OF SIGNIFICANT DIFFERENCES. ARGENTINE AND US GAAP, PAGE F-36

     Goodwill, page F-37

     45.  You indicate three differences between Argentine GAAP and U.S. GAAP in accounting for goodwill. Please revise your reconciliations of net income and shareholders' equity included on pages F-39 and F-40 to include separate line item adjustments for each difference. In addition, it is not clear to us why you have a difference related to negative goodwill. Please expand your disclosure to describe how the difference in negative goodwill arises.

          Response to Comment No. 45:

          The Company discloses the three differences between Argentine GAAP and
     U.S. GAAP in accounting for goodwill separately in the financial statements as of December 31, 2004 (see Note 16) included in the F-4.

          The negative goodwill of Ps. 1,958,000, representing the excess of the fair value of assets acquired and liabilities assumed over the purchase price, arose in January 2004, when the Company acquired an additional 5.95%
     equity interest in Mastellone San Luis S.A. ("MSL"). The negative goodwill was accounted for under Argentine GAAP as a reduction of the carrying amounts of the goodwill that arose from previous acquisitions of equity interests in MSL. Under US GAAP, the excess of the fair value of assets acquired and liabilities assumed over the purchase price related to the acquisition of the 5.95% equity interest in MSL was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to certain assets acquired primarily "property, plant and equipment".

          Please refer to Note 16 2) iii. of the consolidated financial statements for further discussion on the nature of the difference in
     Argentine and U.S. GAAP accounting for negative goodwill.

NOTE 15 - OTHER SIGNIFICANT U.S. GAAP DISCLOSURE REQUIREMENTS, PAGE F-42

     Recent accounting pronouncements, page F-42

     46.  You indicate that you will apply the provisions of FIN 46R in your
          2004 financial statements. Please revise your disclosure to indicate how you have applied the standard to your September 30, 2004 financial statements.

          Response to Comment No. 46: The Company analyzed the application of the provisions of FIN 46R and concluded that it does not have variable interests in any variable interest entities.

          See Note 17 iv. of the financial statements as of December 31, 2004.

March 28, 2005

NOTE 16 - GUARANTOR SUBSIDIARIES, PAGE F-44

     47.  Indicate whether the subsidiaries' guarantees are joint and several.
          Refer to the Instructions to Item 8 of the Form 20-F and Regulation
          S-X, Item 3-10(i)(8)(iii).

          Response to Comment No. 47: Subsidiaries' guarantees are joint and several.

          See Note 18 of the financial statements as of December 31, 2004.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED 2003, 2002 AND 2001, PAGE F-50

     Report of independent registered public accounting firm, page F-50

     48.  Please revise paragraph 6 of the accountant's report to indicate your financial statements were not in accordance with Argentine GAAP from the period March 1, 2003 to September 30, 2003.

          Response to Comment No. 48:

          In accordance with Argentine Decree No. 664/03 and General Resolution
     No. 441/03 issued by the Argentine National Securities Commission ("CNV"),
     the Company discontinued the restatement of financial statements to reflect the effects of inflation effective March 1, 2003. The Company restated its financial statements to reflect the effects of inflation through February
     2003. The Professional Council of Economic Sciences of the City of Buenos
     Aires (the accounting standard setting body in the City of Buenos Aires, which pronouncements are normally adopted by the CNV with minor modifications), however, required the discontinuance of the restatement of financial statements to reflect the effects of inflation effective October
     1,2003. During the period from March 1,to September 30, 2003, the wholesale price index decreased by 2.10%. As mentioned in Note 4. c), Management estimates that there is no material effect on the financial statements because of the deflation between February and September 2003 that was not recognized during this period.

     49.  Paragraph 8 of the accountant's report, which indicates English translation, does not appear to be appropriate. Please remove the paragraph or tell us why you feel the statement is necessary.

          Response to Comment No. 49: This paragraph has been deleted.

Exhibits, page II-1

     50.  With your next amendment, please file or supplementally provide all omitted exhibits, including the legality opinions (or form opinions)
          for the company and each guarantor.

          Response to Comment No. 50: The Company has included the remaining exhibits, including opinions in the filing that accompanies this letter.

     51.  Also file the shareholders agreement referenced on page 82 and the new compensation plan for senior management referenced on page 80. We may have additional comments.

          Response to Comment No. 51: The Company has filed the shareholders'
     agreement as Exhibit 10.14 to the F-4 that accompanies this letter. The
     Company notes that pursuant to Form 20-F, Instructions to the Exhibits,
     4.(c)(5)(b) of the Form 20-F, if the Company is only providing compensation information on an aggregate basis as permitted by Item 6B, it is not required to file any compensatory plan, contract or arrangement.

March 28, 2005

     52.  Also ensure that all exhibits are filed in final form, signed as appropriate. For example, see exhibit 4.4, which has not been signed.

          Response to Comment No. 52: The Company has filed revised Exhibit 4.2,
     Exhibit 4.4, Exhibit 4.5, Exhibit 10.7, Exhibit 10.8, Exhibit 10.9 and
     Exhibit 10.10 and confirms that all exhibits are in final form.

UNDERTAKINGS, PAGE II-2D

PART II, PAGE II-2

     53.  Revise or explain your reference in Item 22-Undertakings to Item 6 of the registration statement.

          Response to Comment No. 53: The Company has revised "Item 22-
     Undertakings" in response to the Commission's comments.

                                      ****

     The Company understands the need to respond to any further comments that the Commission may have following its review of the amended F-4.

     As to timing, the Company would like to be in a position to have the F-4 declared effective by April 6, 2005. To this end, we would be grateful if the commission could, to the extent reasonably practicable, review the F-4 and provide comments by April 4, 2005, so that the Company may prepare appropriate responses to the Commission's comments and print prospectuses in accordance with this schedule.

     If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (212) 848-7028. Accounting questions may be directed to Leland E. Graul at BDO Seidman, LLP at 312-616-4667 or, for
accounting questions related to the consolidated financial statements for the years ended December 31, 2003 and 2002, Mark Wallis at Deloitte & Touche LLP at
212-436-5290.

                                                      Very truly yours,

                                                      /s/ John A. Millard
                                                      John A. Millard

Enclosures

March 28, 2005

Cc:  H. Roger Schwall - Securities and Exchange Commission
     Mellissa Campbell Duru - Securities and Exchange Commission
     Timothy Levenberg - Securities and Exchange Commission
     April Stifford - Securities and Exchange Commission
     Barry Stern - Securities and Exchange Commission
     Rodolfo Gonzalez -Mastellone Hermanos S.A.
     Joaquin Ibanez - Cibils-Labougle-Ibanez
     Catherine Jones - Shearman & Sterling LLP
     Mohan Nadig - Shearman & Sterling LLP
     Leland E. Graul - BDO Siedman, LLP
     Mark Wallis - Deloitte & Touche LLP

                             SHEARMAN & STERLING LLP

FAX:   212 848-7179           599 LEXINGTON AVENUE                     Abu Dhabi
TELEX: 667290 WUI            NEW YORK, NY 10022-6069                     Beijing
www.shearman.com                  212 848-4000                          Brussels
                                                                      Dusseldorf
                                                                       Frankfurt
                                                                       Hong Kong
Writer's Direct Number:                                                   London
                                                                        Mannheim
(212) 848-7028                                                        Menlo Park
                                                                          Munich
March 28, 2005                                                          New York
                                                                           Paris
                                                                            Rome
                                                                   San Francisco
United States Securities and Exchange Commission                       Sao Paulo
450 Fifth Street, N.W.                                                 Singapore
Washington, D.C.  20549-0405                                               Tokyo
Attn: Division of Corporate Finance                                      Toronto
                                                                Washington, D.C.

Mastellone Hermanos S.A.
------------------------

Ladies and Gentlemen:

     Reference is made to the letter dated February 25, 2005 (the "Comment
Letter") from the staff (the "Staff") of the Securities and Exchange Commission
addressed to our client, Mastellone Hermanos S.A., an Argentine corporation (the
"Company"), with respect to its Registration Statement on Form F-4. Terms used but not defined herein have the respective meanings set forth in the
Registration Statement.

     In response to Comment No. 1 set forth in the Comment Letter, please be advised that the Company is registering the Exchange Offer in reliance on the
Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action
Letter (pub. avail. date May 13, 1988), Morgan Stanley & Co., Incorporated, SEC
No-Action Letter (pub. avail. date June 5, 1991) and Shearman & Sterling, SEC
No-Action Letter (pub. avail. date July 2, 1993). The Staff has permitted the type of exchange offer transaction the Company proposes (with respect to its non-convertible debt securities) in the above-cited instances and others.

     The Company has authorized us to represent on its behalf that the Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company's information and belief, each person participating in the
Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer, by means of the Exchange Offer Prospectus and the related Letter of Transmittal, aware that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person
(i) could not rely on the Staff position enunciated in Exxon Capital Holdings
Corporation or interpretative letters to similar effect and (ii) must comply with the

      Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

March 28, 2005

registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company has authorized us to acknowledge on its behalf that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the
New Notes may make such a person a statutory underwriter and should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

     If you have any questions or comments or desire further information in respect of the foregoing, please do not hesitate to call the undersigned at
(212) 848-7028 or Catherine R. Jones at (212) 848-8811.

                                                   Very truly yours,

                                                   /s/ John A. Millard

                                                   John A. Millard

cc:  Rodolfo Gonzalez
        (Mastellone Hermanos S.A.)
     H. Roger Schwall
        (Securities and Exchange Commission)

                                                                         ANNEX A

[CCR LOGO]
MARKET KNOWLEDGE

                                   MASTELLONE

                                  HISTORIA '98

                                                                      ENERO 2005

                                                                               2

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                                 LECHES FLUIDAS
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998     1999     2000     2001      2002      2003      2004   YTD'05
----------------------------------------------------------------------------------------
FACTURACION      911875   876770   843910   839346   1132929   1372189   1445789  116759
----------------------------------------------------------------------------------------

Mastellone         61.4     60.9     59.8     60.3      59.9      59.7      60.3    60.9
Sancor             23.1     23.4     22.9     23.6      21.2      17.2      16.3    16.7
Parmalat            4.0      3.7      4.4      3.1       1.8       1.5       0.9     0.5
Otras              11.5     12.0     12.9     13.1      17.1      21.6      22.5    22.0

MDD                 1.4      1.9      2.9      3.4       4.9       5.5       7.0     6.5
Milkaut             3.6      3.7      3.1      3.0       2.5       2.3       2.1     2.2
Williner            1.5      1.7      1.7      1.6       2.0       2.0       2.3     2.5
La Suipachense      0.0      0.0      0.0      0.2       0.5       1.2       1.4     1.3
Manfrey             0.4      0.3      0.6      0.6       0.9       1.4       1.3     1.4
Resto               4.6      4.4      4.6      4.2       6.4       9.1       8.5     8.0

                                                                               3

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                LECHES LARGA VIDA
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1998     1999     2000     2001     2002     2003     2004    YTD'05
-----------------------------------------------------------------------------------
FACTURACION   266457   303080   307144   330342   423178   401014   407345    35819
-----------------------------------------------------------------------------------

Sancor          47.3     46.6     43.8     42.4     38.8     35.2     31.6     32.5
Mastellone      22.9     24.9     24.7     27.7     29.7     27.0     29.8     29.2
MDD              3.5      4.7      7.4      8.2     11.1     13.4     15.5     14.9
Williner         4.3      4.0      4.0      4.0      5.3      6.9      8.0      8.2
Otras           22.0     19.8     20.1     17.7     15.1     17.5     15.1     15.2

Milkaut         10.0      9.5      7.9      7.4      5.3      5.0      5.0      5.8
Parmalat         7.2      5.6      7.4      4.4      1.8      1.9      0.6      0.0
Resto            4.8      4.7      4.8      5.9      7.9     10.6      9.5      9.4

                                                                               4

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                 LECHES FRESCAS
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998     1999     2000     2001     2002     2003     2004     YTD'05
---------------------------------------------------------------------------------------
FACTURACION      645418   573690   536766   509004   709751   971175   1038444    80940
---------------------------------------------------------------------------------------

Mastellone         77.2     79.9     79.9     81.4     77.9     73.2     72.3      74.9
Sancor             13.2     11.1     11.0     11.4     10.8      9.8     10.3       9.7
Parmalat            2.7      2.7      2.6      2.2      1.8      1.3      1.0       0.6
Otras               6.9      6.3      6.5      5.0      9.6     15.7     16.4      14.8

La Suipachense      0.0      0.0      0.0      0.3      0.7      1.7      1.9       1.9
MDD                 0.6      0.5      0.4      0.3      1.2      2.3      3.7       2.8
Manfrey             0.5      0.5      0.9      0.9      1.4      2.0      1.8       2.0
Resto               5.8      5.3      5.2      3.6      6.3      9.6      9.0       8.1

                                                                               5

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                 CREMA DE LECHE
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1998     1999     2000    2001    2002     2003     2004    YTD'05
---------------------------------------------------------------------------------
FACTURACION   114073   104420   98136   98633   103953   122748   134186    8920
---------------------------------------------------------------------------------

Mastellone     51.0     48.1     46.8    47.2    45.1     45.4     46.3     48.4
Sancor         30.8     30.4     30.1    29.4    28.2     24.5     22.9     23.0
Williner        1.6      2.6      2.7     3.3     4.5      4.3      3.6      3.8
Parmalat        2.0      2.2      2.7     3.1     5.7      8.2      5.1      1.6
Otras          14.5     16.7     17.7    17.0    16.5     17.7     22.1     23.2

Milkaut         4.1      4.2      3.8     4.2     4.1      3.6      4.9      5.7
Manfrey         1.9      2.0      2.7     2.3     2.6      2.5      1.9      2.1
MDD             0.2      1.1      1.2     1.3     1.4      2.9      4.5      4.7
Resto           8.4      9.4     10.0     9.2     8.4      8.7     10.7     10.7

                                                                               6

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                    MANTECAS
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998     1999     2000     2001     2002     2003     2004    YTD'05
--------------------------------------------------------------------------------------
FACTURACION      141975   132262   128123   125891   175283   206596   210103    14296
--------------------------------------------------------------------------------------

Mastellone        33.8     34.3     36.5     37.1     35.7     34.1     37.0     39.3
Sancor            40.7     40.7     38.7     36.5     32.0     27.0     26.4     26.3
MDD                3.1      2.9      4.4      5.9     10.1     12.5     14.3     12.5
Salaberry          1.6      2.1      1.5      1.1      1.6      3.4      3.1      2.2
Otras             20.8     20.0     19.0     19.4     20.5     23.0     19.2     19.7

Williner           3.5      3.9      2.9      2.5      3.9      3.4      2.5      2.3
Milkaut            3.7      2.6      2.3      2.6      2.8      2.6      2.1      2.5
Abolio y Rubio     2.1      2.6      2.1      1.7      2.3      2.8      2.8      3.2
Veronica           2.6      2.5      2.8      1.9      2.1      2.4      2.0      2.2
Resto              8.9      8.4      8.8     10.7      9.5     11.8      9.8      9.5

                                                                               7

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                 DULCE DE LECHE
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1998     1999     2000    2001    2002     2003     2004    YTD'05
---------------------------------------------------------------------------------
FACTURACION   108259   107387   97254   94201   120397   138705   145488   10016
---------------------------------------------------------------------------------

Mastellone     29.2     29.8     30.1    31.0    28.4     32.9     38.6     43.6
Parmalat       17.0     13.7     12.3    11.6    14.1     13.1      9.5      6.5
Sancor         14.8     15.6     16.1    15.9    11.8     10.7     12.6     12.5
MDD             6.1      7.2      7.4     8.6     9.1      7.0      7.4      6.7
Otras          32.9     33.7     34.1    32.9    36.6     36.4     31.9     30.7

Williner        3.7      4.3      3.7     3.0     4.5      3.5      3.4      4.1
Milkaut         3.5      2.7      2.9     3.4     4.4      5.3      4.1      3.7
La Paulina      1.2      1.1      1.4     1.6     2.6      1.6      1.4      1.3
Resto          24.5     25.6     26.2    24.9    25.1     26.0     22.9     21.7

                                                                               8

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                 LECHES EN POLVO
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

               1998     1999     2000     2001     2002     2003     2004    YTD'05
-----------------------------------------------------------------------------------
FACTURACION   167564   138704   110797   100536   143702   167847   163675    11785
-----------------------------------------------------------------------------------

Nestle         53.0     52.6     51.0     51.7     50.8     54.9     51.3     51.6
Mastellone     14.0     14.0     14.8     13.9     13.1     14.9     15.2     15.8
Sancor         14.4     15.1     14.7     11.1      8.8      9.7     10.7     12.2
Williner        4.6      4.9      6.4      6.4      7.5      4.8      4.5      4.3
Milkaut         4.7      4.2      3.9      4.5      3.0      2.2      1.6      1.2
Otras           9.3      9.2      9.3     12.4     16.7     13.5     16.7     14.9

Deshifood       0.0      0.0      0.0      0.1      0.8      1.6      0.8      0.6
Nacar           0.8      1.2      1.4      1.4      1.9      1.4      0.0      0.0
MDD             0.1      0.2      0.6      1.5      2.2      1.8      2.8      2.8
Cotapa          1.2      1.3      0.8      1.6      2.1      0.5      0.5      0.2
Ber-Lact        0.1      0.1      0.0      0.2      0.6      0.8      0.6      0.5
Resto           7.1      6.4      6.4      7.6      9.2      7.4     11.9     10.9

                                                                               9

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                 LECHES FLUIDAS
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998       1999      2000      2001     2002     2003      2004    YTD'05
------------------------------------------------------------------------------------------
VOLUMEN (000)   1057511   1084808   1082024   1053483   950433   933405   1003488    79520
------------------------------------------------------------------------------------------

Mastellone        59.8      56.9      55.4      55.7     57.2     56.6      56.6     58.1
Sancor            22.6      24.3      23.8      24.9     21.9     17.2      15.9     15.6
Parmalat           4.3       4.0       4.9       3.2      1.9      1.5       1.0      0.5
Otras             13.3      14.8      16.0      16.3     19.1     24.8      26.6     25.8

MDD                                    4.2       4.8      5.6      6.3       8.5      7.9
Milkaut                                3.3       3.3      2.6      2.4       2.1      2.2
Williner                               1.9       1.8      2.1      2.0       2.4      2.7
La Spch                                0.5       0.3      0.6      1.5       1.8      1.8
Manfrey                                0.8       0.8      1.0      1.6       1.5      1.7
Resto                                  5.3       5.3      7.3     10.8      10.3      9.6

                                                                              10

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INFORMATION RESOURCES, INC.                                     MARKET KNOWLEDGE

                                LECHES LARGA VIDA
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998     1999     2000     2001     2002     2003     2004    YTD'05
-------------------------------------------------------------------------------------
VOLUMEN (000)   283393   380599   406172   430256   356975   253658   256400    21893
-------------------------------------------------------------------------------------

Sancor           45.4     46.8     43.4     42.0     38.7     35.2     30.1     29.8
Mastellone       20.0     20.7     20.7     23.9     27.5     23.1     25.3     25.4
MDD               5.2      6.5     10.3     11.2     12.5     15.6     19.1     18.7
Williner          4.9      4.5      4.3      4.2      5.5      7.5      9.3      9.6
Otras            24.5     21.5     21.3     18.7     15.7     15.7     16.3     16.5

Milkaut          11.2     10.3      8.0      7.7      5.5      5.5      5.5      6.3
Parmalat          7.5      5.9      8.2      4.5      2.1      1.9      0.6      0.0
Resto             5.8      5.3      5.1      6.5      8.0     11.3     10.2     10.2

                                                                              11

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                                 LECHES FRESCAS
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998     1999     2000     2001     2002     2003     2004    YTD'05
-------------------------------------------------------------------------------------
VOLUMEN (000)   774119   704209   675852   623227   593457   679747   747088    57628
-------------------------------------------------------------------------------------

Mastellone       74.4     76.5     76.2     77.6     75.0     69.1     67.3     70.5
Sancor           14.2     12.1     12.0     13.0     11.8     10.5     11.0     10.3
Parmalat          3.1      3.0      2.9      2.2      1.7      1.3      1.1      0.7
Otras             8.3      8.4      8.9      7.2     11.5     19.1     20.6     18.5

La Spch                                      0.5      0.9      2.1      2.4      2.5
MDD                                          0.4      1.4      2.8      4.8      3.7
Manfrey                                      1.2      1.5      2.2      2.1      2.4
Resto                                        5.1      7.7     12.0     11.3      9.9

                                                                              12

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                                 CREMA DE LECHE
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998    1999    2000    2001    2002    2003    2004   YTD'05
------------------------------------------------------------------------------
VOLUMEN (000)   18464   17122   17202   17523   14812   14744   16393    1066
------------------------------------------------------------------------------
Mastellone       50.9    46.6    45.5    45.3    43.7    45.0    44.2    46.5
Sancor           29.8    29.3    29.3    28.2    27.5    22.6    20.5    20.6
Williner          1.6     2.7     2.7     3.4     4.5     4.1     3.6     3.8
Parmalat          2.1     2.2     2.7     3.2     5.1     8.7     5.5     1.8
Otras            15.6    19.2    19.8    19.9    19.2    19.6    26.2    27.3

Milkaut           4.3     4.6     4.0     4.6     4.3     3.8     5.2     6.1
Manfrey           2.0     2.2     2.9     2.5     2.6     2.8     2.0     2.3
MDD                       1.5     1.6     1.7     1.7     3.6     6.3     6.5
Resto             9.3    10.9    11.3    11.2    10.6     9.4    12.8    12.5

                                                                              13

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                                    MANTECAS
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998    1999    2000    2001    2002    2003    2004   YTD'05
--------------------------------------------------------------------------------
VOLUMEN (000)    22543   21939   21944   21628   21674   18709   19394     1282
--------------------------------------------------------------------------------
Mastellone        31.3    31.2    33.3    32.7    32.7    31.5    34.9     37.3
Sancor            38.5    38.9    36.5    33.6    29.6    24.4    23.0     22.7
MDD                4.5     3.8     5.9     8.2    12.7    15.2    17.8     16.3
Salaberry          2.0     2.8     2.0     1.6     2.3     4.1     3.7      2.5
Otras             23.7    23.3    22.3    24.0    22.8    24.7    20.5     21.2

Williner           4.1     4.7     3.5     3.0     4.1     3.4     2.5      2.3
Milkaut            4.1     3.3     2.9     3.2     2.9     2.7     2.1      2.6
Abolio y Rubio     2.5     2.7     2.3     1.8     2.2     2.8     2.7      3.2
Veronica           3.0     3.0     3.2     2.2     2.2     2.3     1.9      2.0
Resto             10.0     9.6    10.4    13.9    11.4    13.6    11.4     11.1

                                                                              14

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                                 DULCE DE LECHE
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                  1998    1999    2000    2001    2002    2003    2004   YTD'05
--------------------------------------------------------------------------------
VOLUMEN (000)    32738   35029   33489   32845   30519   28241   30196     2028
--------------------------------------------------------------------------------
Mastellone        22.1    21.6    22.2    22.9    22.5    29.4    34.5     39.3
Parmalat          15.7    12.7    12.0    11.1    13.8    12.6     8.9      6.2
Sancor            13.6    13.8    14.4    14.7    10.5     9.1    11.6     11.1
MDD                8.5    10.5    10.5    12.5    12.1     8.1     8.7      8.2
Otras             40.1    41.5    40.9    38.9    41.1    40.8    36.4     35.2

Williner           4.3     5.0     4.0     3.3     4.6     3.2     3.3      3.9
Milkaut            4.1     3.0     3.2     3.9     4.9     6.4     4.8      4.0
La Paulina         1.5     1.2     1.5     1.7     2.6     1.5     1.4      1.3
Resto             30.2    32.3    32.2    30.1    29.1    29.6    26.9     26.1

                                                                              15

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                                 LECHES EN POLVO
--------------------------------------------------------------------------------
                             Total Canales Nacional

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                 1998    1999    2000    2001    2002    2003    2004   YTD'05
------------------------------------------------------------------------------
VOLUMEN (000)   28424   26341   21426   18986   19331   15196   14465    1006
------------------------------------------------------------------------------
Nestle           49.9    49.6    50.1    50.7    48.0    50.8    46.7    47.7
Mastellone       11.0    10.6    10.6    10.1    10.0    13.4    13.6    14.6
Sancor           13.9    14.5    13.8     9.4     7.8     9.4    10.3    11.8
Williner          5.9     6.6     8.0     7.6     8.6     5.2     4.9     5.0
Milkaut           6.0     5.7     4.9     5.5     3.6     2.3     1.8     1.4
Otras            13.3    13.0    12.6    16.7    21.9    18.9    22.7    19.5

Deshifood                         0.0     0.3     1.2     3.0     1.9     1.4
Nacar                             2.3     2.4     3.0     2.5     0.0     0.0
MDD                               0.8     2.0     2.7     2.2     3.7     3.7
Cotapa                            1.0     2.5     3.4     0.7     0.6     0.2
Ber-Lact                          0.1     0.3     1.0     1.6     1.5     1.4
Resto                             8.4     9.2    10.6     9.0    15.1    12.8

                                                                         ANNEX B

Nota de tapa

LOS CONSUMIDORES EVALUAN LA CALIDAD, LA TRAYECTORIA Y LA CAPACIDAD DE ADAPTACION
DE LAS MARCAS

informe

LAS 200 MARCAS QUE MAS ADMIRAN LOS ARGENTINOS

Como hicieron La Serenisima, Coca-Cola y Arcor para subir al podio de las marcas con mejor imagen. Cuales son las mas admiradas de todos los tiempos.

PAULA ANCERY. ESPECIAL PARA CLARIN

Si se intentara --una vez mas-- definir un concepto tan esquivo como el del ser nacional, y para eso se tomara el RANKING DE MARCAS elaborado por el CEOP en
2004, habria que darles la razon a aquellos que dicen que el argentino es ante todo un ser que aprecia particularmente los PLACERES DE LA MESA. La Serenisima,
Coca Cola y Arcor salieron ubicadas primera, segunda y tercera, respectivamente, en un estudio en que se les pidio a 1.300 PERSONAS que dijeran en forma espontanea --es decir, sin que se les presentaran opciones-- las marcas mas prestigiosas que les venian a la mente, una modalidad llamada top of mind.

En los primeros diez puestos figuran tambien SanCor, Hellmann's y Terrabusi. Si a eso sumamos el hecho de que YPF (y no Repsol YPF, que es su actual denominacion) figura en el cuarto lugar, y si ampliamos la mirada a los primeros
20 puestos --el estudio mide en total 200 marcas-- podriamos agregar que, ademas, los argentinos atraviesan una de sus etapas chauvinistas: las unicas marcas claramente NO-ARGENTINAS que aparecen alli son, ademas de Coca, Philips,
Ford, Sony, Visa y Shell, cuyo buen posicionamiento es parcialmente atribuible a lo prestigiantes que son de por si las categorias a las que pertenecen (y al hecho de que no haya marcas "argentinas" compitiendo en ellas). Tampoco debe de ser casual que la primera marca financiera que aparece en el top of mind sea
Visa, en el puesto 18 (o) (la ultima vez, en 2001, habia rankeado cuarta).

Algo de esto habra, porque esta es la primera muestra que el CEOP toma desde
2001, el ano que culmino con el default y el corralito y que finalmente dio paso a la eleccion de un Presidente cuyo discurso se estructura, en buena medida, en una simpatia hacia los capitalistas nacionales.

El ranking de marcas no se realizo ni en 2002 ni en 2003, y resulta REVELADOR comparar las performances relativas en ambas muestras. A comienzos de 2001, con
Fernando de la Rua todavia como presidente, Bayaspirina habia rankeado en primer lugar: estaba claro que, mas alla de los meritos del producto y de la eficacia de la estrategia de Bayer, a los argentinos LES DOLIA LA CABEZA.

En noviembre de 2004, La Serenisima subio del quinto al primer puesto; Coca Cola mantuvo el segundo --cuando a nivel mundial es top of the tops--, mientras que
Arcor protagonizo una espectacular subida, del puesto 35 al tercero.

Por contraste, parece evidente que en 2004 los argentinos tuvieron MENOS
NECESIDAD DE ANALGESICOS: Bayaspirina bajo del primer puesto al 22 en la ultima medicion. Asimismo, resulta llamativo que Mc Donald's haya caido del tercer puesto en 2001 al 106 el ano pasado, algo que posiblemente tiene que ver, no solo con los casos de supuestas intoxicaciones en 2001, ni con las tomas de locales por parte de piqueteros mas recientemente, sino con el precio del combo
(ver pagina 6).

LA VERDAD LACTEA

Hechas las salvedades del caso, es pertinente examinar las CAUSAS que llevaron a cada uno de los lideres al puesto que ocupa. Mastellone Hermanos, duena de la marca La Serenisima, en realidad no es una empresa enteramente argentina: esta controlada por la familia homonima (67% de las acciones), pero 33% pertenece al fondo Dallpoint Investments. Ademas, entre 1995 y 1996 le vendio, por unos 300 millones de dolares, su linea de yogures, quesos untables y postres a la multinacional francesa Danone, algo que dificilmente este presente en el
INCONSCIENTE COLECTIVO ARGENTINO. Esta claro que algo mas que "la argentinidad al palo" influyo en la alta valoracion de la marca, que de todos modos ya rankeaba bien (en 2001 fue quinta).

"Venimos trabajando consistentemente, durante muchos anos, en el posicionamiento de nuestros productos. En ese sentido, nuestro eje es la calidad. Y en todos los estudios que hicimos, resulto que los consumidores aprecian mucho este concepto,
y lo valoran", dice Pascual Mastellone, presidente de Mastellone Hermanos. "En octubre proximo cumpliremos 75 anos, pero el consumidor valora no solo el hecho de que seamos argentinos, sino que detras de nuestro hombre hay un sello de calidad. Ademas, siempre priorizamos el abastecimiento del mercado interno, lo que nos da una fidelidad muy especial por parte de nuestros clientes", anade.

La aclaracion viene a cuento porque de los 1.350 millones de pesos que facturo
Mastellone el ano pasado, casi 250 millones (79 millones de dolares) provinieron de exportaciones, principalmente a Mexico, Brasil, Argelia y Venezuela.

Pero, sobre 9.300 millones de litros de leche que se produjeron en la Argentina el ano pasado, 1.400 millones salieron de las plantas de Mastellone, lo que significa una participacion de mercado de 16%. Mastellone tiene su planta principal en General Rodriguez, provincia de Buenos Aires; a lo que hay que agregar cinco factorias queseras (una de ellas, en Trenque Lauquen, es la mayor a nivel de America latina) y una procesadora de leche, en la misma localidad, para las marcas Armonia y Fortuna.

En un mercado cuyo consumo interno per capita es de 190 LITROS/ANO, puede considerarse que "el argentino ya es un experto en cuanto a leche", segun dice
Mastellone. Algo en lo cual, considera, la comunicacion de La Serenisima --tanto la de productos como, sobre todo, la institucional-- tiene que ver. "Durante muchos anos intentamos explicarle al consumidor las diferencias en la leche. Los productos de La Serenisma son un poco mas caros que la media, pero valen la diferencia, porque el publico asume que la calidad es un diferencial importante". Actualmente, CraveroLanisEuro RSCG es la agencia que atiende todos los productos de Mastellone Hermanos: La Serenisima, Ser, Crecer, Active,
Serecol, Finlandia, Armonia, Fortuna y Casanto.

Entre todas estas marcas --que comprenden leches, mantecas, dulces de leche, cremas, ricotas y quesos en todas sus variedades--, Mastellone asume que tiene varios competidores importantes, dependiendo de las lineas de productos. Pascual
Mastellone cita a SANCOR Y A NESTLE entre los importantes, y las califica de
"empresas serias que trabajan bien". Si hay algun problema, explica, son
"aquellas empresas chicas que no siempre cumplen con los requisitos de produccion, comercializacion y obligaciones fiscales".

ES ASI

De origen espanol, aunque su carrera dentro de la empresa lo ha llevado por varias locaciones en America latina --incluida Miami-- hasta diluirle el acento castizo, Felipe Burgaz, director de Marketing de Coca Cola de Argentina, dice no entender por que se considera a Coca una EMPRESA NORTEAMERICANA. Hablando con propiedad, tiene razon: se trata de una empresa publica; pero que ademas pretende JUGAR DE LOCAL en cada pais en el que esta, concretando la sintesis de
"glocal" (global y al mismo tiempo, local), tan preconizada por publicistas que no han logrado plasmar ese concepto con las cuentas a las que atienden.

Sin embargo, consultado por el hecho llamativo de que Coca haya vuelto a rankear en SEGUNDO TERMINO, cuando esta claro que hablando en dinero es la principal marca del mundo, Burgaz suelta una respuesta tan POLITICAMENTE CORRECTA que es imposible no remitirla a los estandares norteamericanos. "Es muy positivo el hecho de figurar consistentemente entre las cinco primeras marcas; es muy halagador gustarle tanto al consumidor; y hay que destacar que La Serenisima lo hizo muy bien", afirma. Para destacar, en seguida: "Aca no hay ningun norteamericano. Digamos que somos una multinacional-local, y que en cada pais donde estamos trabajamos localmente".

Desde 1996, repasa Burgaz, The Coca Cola Company no tiene un departamento de publicidad a nivel mundial, que maneje la comunicacion para todos los mercados donde su portfolio de marcas esta presente. "ultimamente tuvimos tres CEO's que encararon un approach diferente: la filosofia de pensar globalmente y actuar en forma local." Y afirma -- hay que creerle, aunque por politica de la empresa no pueden dar numeros exactos de ventas-- que 2004 fue un ANO RECORD en la venta de litros de Coca en la historia de la Argentina, a donde la marca llego en
1942.

Localmente, entonces, la comunicacion de Coca Cola esta repartida entre
McCann-Erickson, WM Red Cell (para la linea Cepita) y Santo, la nueva agencia de
Maximiliano Anselmo y Sebastian Wilhelm (ambos ex Agulla & Baccetti). Esta ultima es la que tiene el PROYECTO DE FUTBOL para este ano a nivel de toda
America latina. "Tenemos equipos multifuncionales y multipais para tomar la decision de que comunicar y quien se encargara de lo creativo", insiste Burgaz.

"El futbol, obviamente, no es un evento importante para Coke en los Estados
Unidos. Alli, la compania esta muy presente en la NBA (basket), pero a traves de su marca Sprite. En Venezuela, es el baseball. Pero para las Olimpiadas, el comercial de Coca Cola se hizo en la Argentina; y para Navidad, el comercial se penso en Espana, se filmo en Chile y se uso en todo el mundo", anade.

Una de tantas caracteristicas que distinguen a Coca Cola hasta convertirla en la marca numero uno es su CUALIDAD MULTITARGET: va a todos los segmentos, totalidad que en principio podria dividirse en dos grandes categorias: JOVENES Y MUJERES.
"No decimos 'amas de casa' porque, desde hace varios anos, a la mujer no se la puede encasillar: hay que comunicarse con ella en su rol de trabajadora, de amiga, de esposa, de madre", enumera. Esta es una excelente plataforma para que
Coca ingrese al hogar, acompanando a sus miembros desde la mas tierna infancia.
"No se trata solamente de presentarles una promocion por la cual consigan dos
Cocas al precio de una, sino de comunicarsela emotivamente, de enfatizar su papel de madres, por ejemplo", subraya Burgaz.

En cuanto al otro gran componente del multitarget, el segmento joven, se trata de una APUESTA A FUTURO. En palabras de Burgaz, "si logro que un joven tome Coca
Cola hoy, la tomara manana y pasado manana", explica el directivo.

Si tuviera que sintetizar en un solo sintagma el mensaje para todo su target,
Burgaz elegiria FRASES que ciertamente no suenan novedosas: "Coca Cola es de verdad, es aqui, es ahora, es para todos". Y en cuanto a su categoria, destaca que "las alimenticias en general debieron afinar muchisimo el mensaje de cercania, de sensibilidad; adaptar el producto, modificar los empaques, aceitar sus relaciones con el canal. Ese trabajo fue muy rico y en algunos casos, como en el nuestro, habria que computar como 'inversion' el hecho de haber bajado los precios en detrimento de su margen, a raiz de la crisis economica".

Coca, por ejemplo, volvio al ENVASE RETORNABLE (ya sea de vidrio o de pet) para mantenerse cerca de su consumidor, no solo en cuanto a mensaje sino tambien en cuanto a posibilidades efectivas de consumo.

"El ama de casa nunca fue mas inteligente a la hora de comprar que en este momento: la cantidad de informacion que analizan frente a la gondola es brutal.
No solamente buscan la oferta, sino tambien el valor mayor", sentencia Burgaz.

LOS NUMEROS CANTAN

Sin dudas, el salto de Arcor del puesto 35 en 2001 al tercer lugar en la ultima muestra puede ser explicado, en gran parte, por una simple cuestion numerica. El ano pasado tuvo ventas totales por 950 millones de dolares, de los cuales 250 millones vinieron por exportaciones. Solo en la Argentina, llega a mas de 227 mil puntos de venta, a traves de 160 distribuidores oficiales, lo cual hace previsible su buena performance como top of mind.

Tiene plantas industriales en Brasil, Chile y Peru, ademas de las 27 que tiene en la Argentina; asi como oficinas comerciales en los Estados Unidos, Canada,
Mexico, Colombia, Ecuador, Uruguay, Paraguay y Espana.

Fundado en 1951, el grupo que preside Luis Pagani se convirtio en el PRIMER
PRODUCTOR MUNDIAL DE CARAMELOS y en el principal exportador de golosinas de la
Argentina, Brasil y Chile, Llega con su propia marca a 117 paises, en los que comercializa no solo golosinas sino tambien galletitas, conservas de frutas y hortalizas y productos derivados del maiz. Ademas, produce sus propios envases.

Nuevamente hay que mencionar al grupo Danone, con el que Arcor se asocio en el negocio de galletitas, alfajores y barras de cereal en la Argentina, Brasil y
Chile, con lo cual, bajo el nombre de Bagley Latinoamerica, se conformo la mayor empresa de galletitas de la region. El management sigue en manos del grupo
Arcor.

Es de resaltar que Bagley, como marca, tambien PEGO UN ESTIRON, del puesto 90 en
2001 al decimo quinto en esta medicion. Una vez mas, es improbable que los encuestados sean conscientes de que detras de esta marca emblematica de la
"argentinidad" esta, de algun modo, el grupo de origen frances. Algo que tal vez a Danone no le interese particularmente resaltar, en una estrategia parecida a la de Repsol, que desistio de imponerse sobre la siempre querida YPF.

                                       4

                                                                         ANNEX C

                                    [GRAPHIC]

EDICION: 141   MARZO 2005                                           ARGENTINA 57
                                                                    URUGUAY $100

                                    [GRAPHIC]

INFORME ESPECIAL

DONDE ESTAN
HOY LOS EX
PUNTOCOM

REMEDIOS
FOR EXPORT
LOS LABORATORIOS
NACIONALES VIVEN UN
BOOM EXPORTADOR

RANKING DE IMAGEN

LAS
100
MEJORES

--------------------------------------------------------------------------------

EMPRESAS
CON MEJOR
IMAGEN

                                                           APERTURA reunio a los
                                                              presidentes de las
                                                          empresas mas admiradas
                                                      del pais. Protagonistas de
                                                          la tercera edicion del
                                                               ranking, que tuvo
                                                          significativos cambios
                                                               respecto de 2004.

                                           Por Jose Del Rio y Juliana Monferran,
                                                              Fotos: Nico Perez.

--------------------------------------------------------------------------------
ENCUENTRO DE PRESIDENTES EN EL PARK TOWER. DE IZQ. A DER: JUAN MANUEL FORN
(MOLINOS), MIGUEL ALTUNA (SANCOR), PASCUAL MASTELLONE (LA SERENISIMA), PEDRO
SOROP (MICROSOFT), JOSE MARIA ZAS (AMERICAN EXPRESS), LUIS PAGANI (ARCOR) Y
VIKTOR KLIMA (VOLKSWAGEN).
--------------------------------------------------------------------------------

[GRAPHIC]

[GRAPHIC]

[LAS 100 EMPRESAS CON MEJOR IMAGEN GRAPHIC]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   LOS TOP 15
--------------------------------------------------------------------------------
                                    1. ARCOR
                                  2. COCA-COLA
                                  3. REPSOL YPF
                                   4. TECHINT
                                   5. UNILEVER
                                  6. MASTELLONE
                                     7. FORD
                                   8. MOLINOS
                               9. AMERICAN EXPRESS
                                   10. QUILMES
                                  11. PETROBRAS
                               12. DAIMLERCHRYSLER
                                  13. MICROSOFT
                                   14. SANCOR
                                 15. VOLKSWAGEN

     A esta altura, ya no quedan dudas sobre que significa el resultado del ranking sobre las empresas con mejor imagen: los argentinos quieren verse reflejados en el espejo de Arcor. Es que la firma de Arroyito, ganadora por tercera edicion consecutiva (y con amplio margen sobre sus seguidores) refleja el decalogo de las virtudes que la clase dirigente del pais se ha fijado como meta.

     La mayor utilidad de estos sondeos entre lideres de opinion es ver como reflejan la escala de valores de cada pais en un momento historico. Asi como en los Estados Unidos, el hecho de que firmas como Wal-Mart y General Electric resultaran vencedoras en los ultimos anos denota que estas empresas mantienen vivo el sueno americano y su agresiva pujanza global, tambien en estas latitudes se ha encontrado una compania que simboliza los valores argentinos politicamente correctos.

     "Creo que uno de los principales atributos de Arcor como empresa es que, a pesar de las oscilaciones, siempre apuesta al pais, con un camino y una historia que la legitiman", justifica Luis Pagani, presidente de la argentina mas admirada.

     En segunda posicion aparece Coca-Cola. La firma liderada por Rodolfo Salas escalo una posicion este ano entre las tres primeras y se quedo con uno de los lugares mas deseados. Tercera y con su management en pleno cambio, arranca
Repsol YPF, un clasico en el podio de las firmas con mejor imagen de la
Argentina.

     En este ranking, que por tercer ano consecutivo se publica en APERTURA, esta condensada la vision de los lideres de opinion. Participan ejecutivos de grandes empresas, consultores de negocios y periodistas especializados, quienes son entrevistados por la consultora SEL (ver recuadro "Como se hizo").

     Ademas del contundente liderazgo de la firma presidida por Pagani, hay muchos otros signos de estos tiempos que se ven reflejados en la encuesta. Por ejemplo, que al top ten hayan ingresado Ford y Molinos. La primera marco la revitalizacion del mercado automotor domestico y, si bien no lidero en ventas, demostro rapidez de reflejos y capacidad de autonomia respecto de su casa matriz para tomar decisiones adecuadas al especial contexto de esta region. Molinos, ahora como emblema de la familia Perez Companc, re-valido sus lauros de buen management y potente marketing, al acelerar su expansion internacional, al tiempo que saneo su situacion financiera.

     En cambio, la salida de Shell, que bajo al puesto 25, es un fiel reflejo del particular momento que se vive en la industria petrolera, y fruto de un ano plagado de rumores sobre una desinversion en el pais por parte de la gigante anglo-holandesa. No obstante, el cambio de planes de la compania presidida por
Juan Jose Aranguren, que ratifico a comienzos de febrero su permanencia en el pais, seguramente le permitira recuperar posiciones en la version 2006 del ranking.

     La nomina de los primeros diez confirmo el prestigio de las multinacionales con una operacion importante en el pais, como Coca-Cola,
Unilever y AmEx. Y tambien el reconocimien-to a los peso-pesados nacionales que, como el grupo Techint, estan embarcados en fuertes procesos de expansion.
La empresa mas grande de la Argentina, Repsol YPF, lidero en los rubros de solvencia economico-financiera y en inversion.

     Y hubo sorpresas, como la suba del Banco Nacion, que escalo 31 posiciones y cuyo management comienza a ser percibido como profesional. En la castigada categoria de bancos privados, el Rio ascendio hasta el lugar de liderazgo, todo un sintoma de que el trauma del corralito va cicatrizando.

     Entre las privatizadas, Telefonica fue la mejor ubicada y es vista como mas pujante que su rival Telecom, a la que aventajo en 46 posiciones.

     Alzas y bajas que, mucho mas que reflejar los resultados de balances, dicen como esta el pais.

[LAS 100 EMPRESAS CON MEJOR IMAGEN GRAPHIC]
--------------------------------------------------------------------------------
Nota de tapa

Como se hizo el ranking
--------------------------------------------------------------------------------

La tercera edicion de "Las empresas con mejor imagen de la Argentina" fue elaborada por la consultora SEL y se publica con exclusividad en APERTURA. Se realizo mediante entrevistas con 204 lideres de opinion, divididos en tres categorias: 134 empresarios, 35 consultores de negocios y 35 periodistas especializados.

SEL uso tres criterios metodologicos: la cantidad de menciones, el orden de mencion y el puntaje otorgado, del uno al diez. La lista general de posiciones fue construida considerando las menciones hechas en primer lugar ante la pregunta sobre mejor imagen. Se indago sobre diez atributos: solvencia economica, confiabilidad de sus productos, etica y transparencia en sus negocios, calidad del management, trayectoria y permanencia en el pais, adaptacion a necesidades del consumidor, inversion y produccion en el pais, acciones de comunicacion, cuidado de sus recursos humanos y responsabilidad social empresaria. Los rankings sectoriales se armaron considerando las menciones ante la pregunta sobre las mejores de cada industria. Como se aplica un criterio de analisis individual por sector, es posible que una empresa pueda estar ubicada por encima de otra que la aventaja en la tabla general.

Ponderacion de los atributos que definen la imagen
--------------------------------------------------------------------------------
Confiabilidad de sus productos                                               24%
--------------------------------------------------------------------------------
Etica y transparencia en sus negocios                                        14%
--------------------------------------------------------------------------------
Solvencia economica y financiera                                             11%
--------------------------------------------------------------------------------
Atencion y adaptacion a las necesidades del consumidor                       10%
--------------------------------------------------------------------------------
Cuidado de sus recursos humanos y generacion de empleo                        9%
--------------------------------------------------------------------------------
Publicidad y acciones de comunicacion                                         8%
--------------------------------------------------------------------------------
Responsabilidad social empresaria                                             7%
--------------------------------------------------------------------------------
Calidad del management                                                        7%
--------------------------------------------------------------------------------
Trayectoria y permanencia en el pais                                          7%
--------------------------------------------------------------------------------
Inversion y produccion en el pais                                             3%

El relevamiento fue realizado entre noviembre y diciembre de 2004.

----------------------------------------------------------------------------------------------
POSICIONES
----------                                        EVOLUCION     DIFERENCIA
 '05   '04                              PUNTAJE     '04-'05   CON EL LIDER   SECTOR
----------------------------------------------------------------------------------------------

   1    1    ARCOR                      100,000       0           Lider      Alimentos
----------------------------------------------------------------------------------------------
   2    3    COCA-COLA                   57,223       1          42,777      Bebidas
----------------------------------------------------------------------------------------------
   3    2    REPSOL YPF                  40,658      -1          59,342      Energia
----------------------------------------------------------------------------------------------
   4    5    ORGANIZACION TECHINT        30,767       1          69,233      Siderurgia
----------------------------------------------------------------------------------------------
   5    4    UNILEVER                    28,361      -1          71,639      Consumo masivo
----------------------------------------------------------------------------------------------
   6    9    MASTELLONE HNOS.            13,221       3          86,779      Lacteos
----------------------------------------------------------------------------------------------
   7    11   FORD                        11,464       4          88,536      Automotor
----------------------------------------------------------------------------------------------
   8    12   MOLINOS RIO DE LA PLATA      8,735       4          91,265      Alimentos
----------------------------------------------------------------------------------------------
   9    8    AMERICAN EXPRESS             7,228      -1          92,772      Serv. financieros
----------------------------------------------------------------------------------------------
  10    6    QUILMES                      6,387      -4          93,613      Bebidas
----------------------------------------------------------------------------------------------
  11    7    PETROBRAS                    6,285      -4          93,715      Energia
----------------------------------------------------------------------------------------------
  12    19   DAIMLERCHRYSLER              5,952       7          94,048      Automotor
----------------------------------------------------------------------------------------------
  13    17   MICROSOFT                    3,922       4          96,078      Tecnologia
----------------------------------------------------------------------------------------------
  14    15   SANCOR                       3,464       1          96,536      Lacteos
----------------------------------------------------------------------------------------------
  15    *    VOLKSWAGEN                   3,449      --          96,551      Automotor
----------------------------------------------------------------------------------------------
  16    13   OSDE                         3,285      -3          96,715      Salud
----------------------------------------------------------------------------------------------
  17    16   PROCTER & GAMBLE             3,254      -1          96,746      Consumo masivo
----------------------------------------------------------------------------------------------
  18    21   GRUPO DANONE                 3,080       3          96,920      Lacteos
----------------------------------------------------------------------------------------------
  19    31   TELEFONICA                   2,896      12          97,104      Communicaciones
----------------------------------------------------------------------------------------------
  20    26   TOYOTA                       2,864       6          97,136      Automotor
----------------------------------------------------------------------------------------------
  21    33   BANCO RIO                    2,680      12          97,320      Banca
----------------------------------------------------------------------------------------------
  22    23   ARCOS DORADOS                2,672       1          97,328      Fast Food
----------------------------------------------------------------------------------------------
  23    22   CENCOSUD                     2,520      -1          97,480      Retail
----------------------------------------------------------------------------------------------
  24    20   ACEITERA GENERAL DEHEZA      2,372      -4          97,628      Alimentos
----------------------------------------------------------------------------------------------
  25    18   IBM                          2,360      -7          97,640      Tecnologia
----------------------------------------------------------------------------------------------
  25    10   SHELL                        2,356     -15          97,644      Energia
----------------------------------------------------------------------------------------------
  26    29   PSA PEUGEOT CITROEN          2,158       3          97,842      Automotor
----------------------------------------------------------------------------------------------
  27    *    AUDI                         1,925      --          98,075      Automotor
----------------------------------------------------------------------------------------------
  28    32   HEWLETT PACKARD - COMPAQ     1,894       4          98,106      Tecnologia
----------------------------------------------------------------------------------------------
  29    *    INVAP                        1,812      --          98,188      Tecnologia
----------------------------------------------------------------------------------------------
  30    24   GRUPO ALUAR - FATE           1,789      -6          98,211      Neumatico/sider.
----------------------------------------------------------------------------------------------
  31    39   MOVICOM BELLSOUTH            1,737       8          98,263      Communicaciones
----------------------------------------------------------------------------------------------
  32    41   NESTLE                       1,649       9          98,351      Alimentos
----------------------------------------------------------------------------------------------
  33    77   CARGILL                      1,552      44          98,448      Alimentos
----------------------------------------------------------------------------------------------
  34    30   VISA                         1,504      -4          98,496      Serv. financieros
----------------------------------------------------------------------------------------------
  35    35   AEROLINEAS ARGENTINAS        1,261       0          98,739      Aerotransporte
----------------------------------------------------------------------------------------------
  36    82   GENERAL MOTORS               1,150      46          98,850      Automotor
----------------------------------------------------------------------------------------------
  37    25   LABORATORIOS BAGO            1,140     -12          98,860      Farmaceutico
----------------------------------------------------------------------------------------------
  38    65   LA NACION                    1,072      27          98,928      Medios
----------------------------------------------------------------------------------------------
  39    55   SIDUS                        1,044      16          98,956      Farmaceutico
----------------------------------------------------------------------------------------------
  40    95   JOHNSON & JOHNSON            1,009      55          98,991      Consumo mas.
----------------------------------------------------------------------------------------------
  41    42   COTO                         0,989       1          99,011      Retail
----------------------------------------------------------------------------------------------
  42   128   LOMA NEGRA                   0,922      86          99,078      Cemento
----------------------------------------------------------------------------------------------
  43    37   SC JOHNSON                   0,894      -6          99,106      Quimico
----------------------------------------------------------------------------------------------
  44    40   PEPSICO                      0,891      -4          99,109      Bebidas
----------------------------------------------------------------------------------------------
  45   132   LEDESMA                      0,887      87          99,113      Azucar/papel
----------------------------------------------------------------------------------------------
  46    84   FARMACITY                    0,880      38          99,120      Retail/farmacia
----------------------------------------------------------------------------------------------
  47    85   ROEMMERS                     0,844      38          99,156      Farmaceutico
----------------------------------------------------------------------------------------------
  48    45   RENAULT                      0,810      -3          99,190      Automotor
----------------------------------------------------------------------------------------------
  49    51   BMW                          0,766       2          99,234      Automotor
----------------------------------------------------------------------------------------------
  50    75   AEROPUERTOS ARG, 2000        0,752      25          99,248      Aeropuertos
----------------------------------------------------------------------------------------------
  51    *    DELL COMPUTERS               0,746      --          99,254      Tecnologia
----------------------------------------------------------------------------------------------
  52   111   PHILIPS                      0,728      59          99,272      Electronica
----------------------------------------------------------------------------------------------

A   marzo 2005   pag.22

[LAS 100 EMPRESAS CON MEJOR IMAGEN GRAPHIC]
--------------------------------------------------------------------------------
Nota de tapa

LA LUPA EN EL DATO

o    Entre las empresas que experimentaron los mayores ascensos, se destacaron
     General Motors, que escalo 46 posiciones al puesto 36, y Cargill, que trepo hasta el lugar 37 (subio 44 casilleros). Pese al bajo perfil que cultiva la firma agroindustrial, no paso inadvertido para los encuestados su protagonismo en el gran ano que vivio el sector durante 2004, Ledesma, en el puesto 45, tamblen avanzo 87 lugares.

o    Algo que queda claro al analizar el resultado de la encuesta es que tener grandes cifras de ventas no siempre lleva a una gran imagen. En la comparacion de las 15 firmas que mas facturaron el ano pasado y el top 15 del ranking de las mas admiradas, faltan de la segunda nomina nombres como
     Telecom, Pan American Energy, Acindar, Aluar Personal y Movicom. Tampoco
     aparencen grandes exportadores como Dreyfus y Bunge.

                                   [GRAPHIC]

o    En el rubro publicidad, hay un trio imbatible; Coca-Cola, Unilever y
     Quilmes. Es uno de los pocos rankings en que no lidera Arcor, e indica un reconocimiento a los estuerzos de estas firmas por una comunicacion original. Unilever fue en los ultimos anos el mayor anunciante. Ultimamente se acercaron en este rubro Danone y Procter & Gamble.

                            COMO VOTO CADA CATEGORIA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        LAS MEJORES SEGUN LOS EMPRESARIOS
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
 '05   '04                                      PUNTAJE    '04-'05         LIDER
--------------------------------------------------------------------------------
  1     1    ARCOR                              100,000        0           Lider
--------------------------------------------------------------------------------
  2     2    COCA-COLA                           75,405        0          24,595
--------------------------------------------------------------------------------
  3     3    REPSOL YPF                          35,212        0          64,788
--------------------------------------------------------------------------------
  4     4    UNILEVER                            31,589        0          68,411
--------------------------------------------------------------------------------
  5     5    ORGANIZACION TECHINT                24,760        0          75,240
--------------------------------------------------------------------------------
  6     23   FORD                                11,331       17          88,669
--------------------------------------------------------------------------------
  7     13   MASTELLONE HNOS.                    10,653        6          89,347
--------------------------------------------------------------------------------
  8     11   MOLINOS RIO DE LA PLATA              8,733        3          91,267
--------------------------------------------------------------------------------
  9     26   DAIMLERCHRYSLER                      8,653       17          91,347
--------------------------------------------------------------------------------
  10    9    AMERICAN EXPRESS                     8,207       -1          91,793
--------------------------------------------------------------------------------
  11    7    QUILMES                              6,277       -4          93,723
--------------------------------------------------------------------------------
  12    6    PETROBRAS                            6,053       -6          93,947
--------------------------------------------------------------------------------
  13    24   OSDE                                 4,542       11          95,458
--------------------------------------------------------------------------------
  14    22   TOYOTA                               4,113        8          95,887
--------------------------------------------------------------------------------
  15    14   MICROSOFT                            3,819       -1          96,181
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        LAS MEJORES SEGUN LOS CONSULTORES
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
 '05   '04                                      PUNTAJE    '04-'05         LIDER
--------------------------------------------------------------------------------
  1     1    ARCOR                              100,000        0           Lider
--------------------------------------------------------------------------------
  2     2    REPSOL YPF                          54,516        0          45,484
--------------------------------------------------------------------------------
  3     3    ORGANIZACION TECHINT                40,835        0          59,165
--------------------------------------------------------------------------------
  4     4    UNILEVER                            30,698        0          69,302
--------------------------------------------------------------------------------
  5     5    COCA-COLA                           20,688        0          79,312
--------------------------------------------------------------------------------
  6     17   MOLINOS RIO DE LA PLATA             14,753       11          85,247
--------------------------------------------------------------------------------
  7     34   MASTELLONE HNOS                     13,907       27          86,093
--------------------------------------------------------------------------------
  8     6    PETROBRAS                           12,546       -2          87,454
--------------------------------------------------------------------------------
  9     12   ACEITERA GENERAL DEHEZA             10,640        3          89,360
--------------------------------------------------------------------------------
  10    8    QUILMES                             10,460       -2          89,540
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        LAS MEJORES SEGUN LOS PERIODISTAS
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
 '05   '04                                      PUNTAJE    '04-'05         LIDER
--------------------------------------------------------------------------------
  1     2    ARCOR                              100,000        0           Lider
--------------------------------------------------------------------------------
  2     1    REPSOL YPF                          49,001       -1          50,999
--------------------------------------------------------------------------------
  3     3    ORGANIZACION TECHINT                44,146        0          55,854
--------------------------------------------------------------------------------
  4     7    MASTELLONE HNOS                     21,834        3          78,166
--------------------------------------------------------------------------------
  5     5    COCA-COLA                           21,580        0          78,420
--------------------------------------------------------------------------------
  6     4    UNILEVER                            14,984       -2          85,016
--------------------------------------------------------------------------------
  7     11   FORD                                13,624        4          86,376
--------------------------------------------------------------------------------
  8     13   AMERICAN EXPRESS                     6,521        5          93,479
--------------------------------------------------------------------------------
  9     26   PSA PEUGEOT CITROEN                  5,514       17          94,486
--------------------------------------------------------------------------------
  10    14   SANCOR                               4,483        4          95,517
--------------------------------------------------------------------------------

A   marzo 2005   pag.24

--------------------------------------------------------------------------------
                             LAS DE MEJOR SOLVENCIA
                             ECONOMICA Y FINANCIERA
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
'05 '04                                                     PUNTAJE        LIDER
--------------------------------------------------------------------------------
1    1       REPSOL YPF                                      100,00        Lider
--------------------------------------------------------------------------------
2    2       ORGANIZACION TECHINT                             61,89        38,11
--------------------------------------------------------------------------------
3    3       ARCOR                                            60,19        39,81
--------------------------------------------------------------------------------
4    4       PETROBRAS                                        27,60        72,40
--------------------------------------------------------------------------------
5    5       COCA-COLA                                        21,55        78,45
--------------------------------------------------------------------------------
6    6       UNILEVER                                         19,85        80,15
--------------------------------------------------------------------------------
7    10      MOLINOS RIO DE LA PLATA                          10,37        89,63
--------------------------------------------------------------------------------
8    -       DAIMLERCHRYSLER                                   7,72        92,28
--------------------------------------------------------------------------------
9    9       MICROSOFT                                         7,36        92,64
--------------------------------------------------------------------------------
10   -       TELEFONICA                                        6,13        93,87
--------------------------------------------------------------------------------

[GRAPHIC]

EN PLENO PROCESO DE RECAMBIO GERENCIAL TANTO EN ESPANA COMO EN LA ARGENTINA,
REPSOL YPF ES PERCIBIDA COMO LIDER EN SOLVENCIA FINANCIERA Y EN INVERSION EN EL
PAIS.

--------------------------------------------------------------------------------
                                  LAS DE MEJOR
                                   MANAGEMENT
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
'05 '04                                                     PUNTAJE        LIDER
--------------------------------------------------------------------------------
1    1       ARCOR                                           100,00        Lider
--------------------------------------------------------------------------------
2    2       ORGANIZACION TECHINT                             78,42        21,58
--------------------------------------------------------------------------------
3    3       UNILEVER                                         71,62        28,38
--------------------------------------------------------------------------------
4    4       REPSOL YPF                                       37,13        62,87
--------------------------------------------------------------------------------
5    5       COCA-COLA                                        31,75        68,25
--------------------------------------------------------------------------------
6    6       PETROBRAS                                        16,55        83,45
--------------------------------------------------------------------------------
7    -       MICROSOFT                                        14,92        85,08
--------------------------------------------------------------------------------
8    10      BANCO RIO                                        12,84        87,16
--------------------------------------------------------------------------------
9    9       MOLINOS RIO DE LA PLATA                          11,82        88,18
--------------------------------------------------------------------------------
10   -       AMERICAN EXPRESS                                 10,19        89,81
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           LAS DE MEJOR CONFIABILIDAD
                                DE SUS PRODUCTOS
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
'05                                                         PUNTAJE        LIDER
--------------------------------------------------------------------------------
1            ARCOR                                           100,00        Lider
--------------------------------------------------------------------------------
2            UNILEVER                                         47,36        52,64
--------------------------------------------------------------------------------
3            COCA-COLA                                        33,99        66,01
--------------------------------------------------------------------------------
4            MASTELLONE HNOS                                  33,22        66,78
--------------------------------------------------------------------------------
5            REPSOL YPF                                       25,29        74,71
--------------------------------------------------------------------------------
6            MOLINOS RIO DE LA PLATA                          17,07        82,93
--------------------------------------------------------------------------------
7            FORD                                             16,80        83,20
--------------------------------------------------------------------------------
8            DAIMLERCHRYSLER                                  15,41        84,59
--------------------------------------------------------------------------------
9            GRUPO DANONE                                     14,11        85,89
--------------------------------------------------------------------------------
10           PROCTER & GAMBLE                                 12,11        87,89
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              LAS DE MEJOR ETICA Y
                         TRANSPARENCIA EN SUS NEGOCIOS
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
'05 '04                                                     PUNTAJE        LIDER
--------------------------------------------------------------------------------
1    1       ARCOR                                           100,00        Lider
--------------------------------------------------------------------------------
2    3       UNILEVER                                         32,92        67,08
--------------------------------------------------------------------------------
3    2       COCA-COLA                                        24,42        75,58
--------------------------------------------------------------------------------
4    4       ORGANIZACION TECHINT                             21,78        78,22
--------------------------------------------------------------------------------
5    5       REPSOL YPF                                       16,19        83,81
--------------------------------------------------------------------------------
6    8       MOLINOS RIO DE LA PLATA                          15,20        84,80
--------------------------------------------------------------------------------
7    -       MASTELLONE HNOS                                  13,12        86,88
--------------------------------------------------------------------------------
8    6       PETROBRAS                                        10,96        89,04
--------------------------------------------------------------------------------
9    -       FORD                                              9,20        90,80
--------------------------------------------------------------------------------
10   -       AMERICAN EXPRESS                                  9,11        90,89
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           LAS DE MEJOR TRAYECTORIA Y
                             PERMANENCIA EN EL PAIS
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
'05                                                         PUNTAJE        LIDER
--------------------------------------------------------------------------------
1            ARCOR                                           100,00        Lider
--------------------------------------------------------------------------------
2            FORD                                             61,37        38,63
--------------------------------------------------------------------------------
3            ORGANIZACION TECHINT                             46,48        53,52
--------------------------------------------------------------------------------
4            REPSOL YPF                                       25,98        74,02
--------------------------------------------------------------------------------
5            MASTELLONE HNOS                                  25,28        74,72
--------------------------------------------------------------------------------
6            COCA-COLA                                        21,64        78,36
--------------------------------------------------------------------------------
7            MOLINOS RIO DE LA PLATA                          17,80        82,20
--------------------------------------------------------------------------------
8            UNILEVER                                         17,57        82,43
--------------------------------------------------------------------------------
9            LABORATORIOS BAGO                                 7,65        92,35
--------------------------------------------------------------------------------
10           QUILMES                                           7,61        92,39
--------------------------------------------------------------------------------

                                                         pag.25   marzo 2005   A

[LAS 100 EMPRESAS CON MEJOR IMAGEN GRAPHIC]
--------------------------------------------------------------------------------
Nota de tapa

--------------------------------------------------------------------------------
                       LAS DE MEJOR ATENCION Y ADAPTACION
                        A LAS NECESIDADES DEL CONSUMIDOR
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
   '05                                                      PUNTAJE      LIDER
--------------------------------------------------------------------------------
1            ARCOR                                           100,00      Lider
--------------------------------------------------------------------------------
2            UNILEVER                                         76,63      23,37
--------------------------------------------------------------------------------
3            MASTELLONE HNOS                                  30,32      69,68
--------------------------------------------------------------------------------
4            COCA-COLA                                        27,24      72,76
--------------------------------------------------------------------------------
5            CENCOSUD                                         20,23      79,77
--------------------------------------------------------------------------------
6            PROCTER & GAMBLE                                 19,29      80,71
--------------------------------------------------------------------------------
7            REPSOL YPF                                       16,63      83,37
--------------------------------------------------------------------------------
8            MOVICOM BELLSOUTH                                12,57      87,43
--------------------------------------------------------------------------------
9            VOLKSWAGEN                                       12,22      87,78
--------------------------------------------------------------------------------
10           MOLINOS RIO DE LA PLATA                          11,69      88,31
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            LAS DE MEJOR PUBLICIDAD Y
                            ACCIONES DE COMUNICACION
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
 '05  '04                                                   PUNTAJE      LIDER
--------------------------------------------------------------------------------
  1     1    COCA-COLA                                       100,00      Lider
--------------------------------------------------------------------------------
  2     5    UNILEVER                                         79,14      20,86
--------------------------------------------------------------------------------
  3     3    QUILMES                                          67,30      32,70
--------------------------------------------------------------------------------
  4     2    REPSOL YPF                                       59,78      40,22
--------------------------------------------------------------------------------
  5     4    ARCOR                                            45,75      54,25
--------------------------------------------------------------------------------
  6     6    TELEFONICA                                       31,60      68,40
--------------------------------------------------------------------------------
  7     7    PETROBRAS                                        28,09      71,91
--------------------------------------------------------------------------------
  8     -    FORD                                             22,69      77,31
--------------------------------------------------------------------------------
  9     -    TELECOM                                          22,47      77,53
--------------------------------------------------------------------------------
  10   10    BANCO RIO                                        22,10      77,90
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      LAS DE MEJOR CUIDADO DE SUS RECURSOS
                         HUMANOS Y GENERACION DE EMPLEOS
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
'05                                                         PUNTAJE      LIDER
--------------------------------------------------------------------------------
1            ARCOR                                           100,00     Lider
--------------------------------------------------------------------------------
2            ORGANIZACION TECHINT                             69,80     30,20
--------------------------------------------------------------------------------
3            UNILEVER                                         63,69     36,31
--------------------------------------------------------------------------------
4            REPSOL YPF                                       37,36     62,64
--------------------------------------------------------------------------------
5            COCA-COLA                                        32,33     67,67
--------------------------------------------------------------------------------
6            MICROSOFT                                        21,30     78,70
--------------------------------------------------------------------------------
7            FEDEX                                            18,50     81,50
--------------------------------------------------------------------------------
8            TELEFONICA                                       12,96     87,04
--------------------------------------------------------------------------------
9            PROCTER & GAMBLE                                 12,15     87,85
--------------------------------------------------------------------------------
10           IBM                                              11,88     88,12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            LAS DE MEJOR INVERSION Y
                              PRODUCCION EN EL PAIS
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
'05                                                         PUNTAJE      LIDER
--------------------------------------------------------------------------------
1            REPSOL YPF                                      100,00      Lider
--------------------------------------------------------------------------------
2            ARCOR                                            89,70      10,30
--------------------------------------------------------------------------------
3            ORGANIZACION TECHINT                             73,08      26,92
--------------------------------------------------------------------------------
4            PETROBRAS                                        22,28      77,72
--------------------------------------------------------------------------------
5            FORD                                             12,94      87,06
--------------------------------------------------------------------------------
6            TELEFONICA                                       10,93      89,07
--------------------------------------------------------------------------------
7            MOLINOS RIO DE LA PLATA                          10,38      89,62
--------------------------------------------------------------------------------
8            MASTELLONE HNOS                                   9,30      90,70
--------------------------------------------------------------------------------
9            GRUPO ALUAR - FATE                                7,01      92,99
--------------------------------------------------------------------------------
10           TOYOTA                                            6,51      93,49
--------------------------------------------------------------------------------

                                    [GRAPHIC]

LA FUERTE RECUPERACION DEL SECTOR AUTOMOTOR SE REFLEJA EN LAS MEJORAS DE FORD,
DAIMLERCHRYSLER, VW, TOYOTA, PSA PEUGEOT CITROEN, GM Y BMW, JUNTO A LA
IRRUPCION DE AUDI.

--------------------------------------------------------------------------------
                          LAS DE MEJOR RESPONSABILIDAD
                                SOCIAL EMPRESARIA
--------------------------------------------------------------------------------
POSICIONES
----------                                                            DIFERENCIA
'05                                                         PUNTAJE      LIDER
--------------------------------------------------------------------------------
1            ARCOR                                           100,00      Lider
--------------------------------------------------------------------------------
2            COCA-COLA                                        72,25      27,75
--------------------------------------------------------------------------------
3            REPSOL YPF                                       71,08      28,92
--------------------------------------------------------------------------------
4            ORGANIZACION TECHINT                             29,63      70,37
--------------------------------------------------------------------------------
5            UNILEVER                                         23,40      76,60
--------------------------------------------------------------------------------
6            ARCOS DORADOS                                    21,97      78,03
--------------------------------------------------------------------------------
7            PETROBRAS                                        17,72      82,28
--------------------------------------------------------------------------------
8            TELEFONICA                                       14,84      85,16
--------------------------------------------------------------------------------
9            BANCO RIO                                        14,01      85,99
--------------------------------------------------------------------------------
10           MASTELLONE HNOS.                                 12,87      87,13
--------------------------------------------------------------------------------

A   marzo 2005   pag.26

[LAS 100 EMPRESAS CON MEJOR IMAGEN GRAPHIC]
--------------------------------------------------------------------------------
Nota de tapa

LAS CLAVES DIFERENCIALES
--------------------------------------------------------------------------------

POR MARIA LAURA CALI, DIRECTORA DE PROYECTOS

Cuando SEL Consultores elabora para APERTURA el Ranking de las Mejores, el resultado mas esperado, sin duda, es el top ten. ?Cuales son las diez empresas elegidas como las mejores? Y si bien las primeras posiciones resultan por lo general estables, del analisis de los resultados de 2005 surgen conclusiones interesantes. El liderazgo de Arcor parece consolidado; por tercer ano consecutivo ocupa el primer puesto, distanciandose de su seguidor inmediato por una brecha superior a 40 puntos. Coca-Cola logra una fuerte recordacion espontanea como marca, lo que le permite alcanzar el segundo lugar a pesar de que en los rankings por atributos se ubica algunos puestos mas abajo. Repsol
YPF, Techint y Unilever mantienen una presencia firme. La ultima se destaca por el excelente posicionamiento en los rankings por atributo: ocupa un lugar en el podio en seis de diez. Tambien sobresalen los ascensos de Mastellone, Ford y
Molinos.

[GRAPHIC]

El equipo de SEL liderado por Ernesto Kritz (derecha) y Maria Laura Cali (cuarta desde la izqulerda) tuvo a su cargo el trabajo de relevamiento entre 200 lideres de opinion por tercer ano.
--------------------------------------------------------------------------------

Cabe preguntarse por que son las elegidas. La respuesta la hallamos si analizamos los atributos que definen la imagen de una empresa. Los lideres destacan la confiabilidad de sus productos, seguida por la etica y transparencia en sus negocios y la solvencia economica y financiera; todas estas empresas son destacadas entre las mejores en estos atributos. No hay duda de que tienen lo que mas se valora.

--------------------------------------------------------------------------------
                            SECTOR DE CONSUMO MASIVO
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
 '05  '04                                       PUNTAJE    '04-'05         LIDER
--------------------------------------------------------------------------------
  1    1     ARCOR                               100,00       0         LIDER
--------------------------------------------------------------------------------
  2    3     UNILEVER                             72,94       1         27,06
--------------------------------------------------------------------------------
  3    2     COCA-COLA                            64,56       -         35,44
--------------------------------------------------------------------------------
  4    6     MOLINOS                                          2         79,24
--------------------------------------------------------------------------------
  5    4     MASTELLONE HNOS.                                -1         79,27
--------------------------------------------------------------------------------
  6    7     PROCTER & GAMBLE                                           80,43
--------------------------------------------------------------------------------
  7    8     MASSALIN                                                   88,74
--------------------------------------------------------------------------------
  8    5     QUILMES                                                    90,70
--------------------------------------------------------------------------------
  9    10    GRUPO DANONE                                               91,47
--------------------------------------------------------------------------------
  10   18    JOHNSON & JOHNSON
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECTOR BANCOS Y SERVICIOS FINANCIEROS
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
 '05  '04                                       PUNTAJE    '04-'05         LIDER
--------------------------------------------------------------------------------
  1    3     BANCO RIO                           100,00        0        Lider
--------------------------------------------------------------------------------
  2    1     AMERICAN EXPRESS                     99,15       -1         0,85
--------------------------------------------------------------------------------
  3    2     VISA                                 89,55       -1        10,45
--------------------------------------------------------------------------------
  4    9     BBVA BANCO FRANCES                   39,59        5        60,41
--------------------------------------------------------------------------------
  5    5     BANKBOSTON                           34,79        0        65,21
--------------------------------------------------------------------------------
  6    4     HSBC                                 30,24       -2        69,76
--------------------------------------------------------------------------------
  7    6     CITIBANK                             26,36       -1        73,64
--------------------------------------------------------------------------------
  8    12    BANCO GALICIA                        22,83        4        77,17
--------------------------------------------------------------------------------
  9    10    BANCO NACION                         21,40        1        78,60
--------------------------------------------------------------------------------
  10   7     GRUPO ZURICH                         17,32       -3        82,68
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       SECTOR DE LABORATORIOS Y QUIMICAS
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
'05   '04                                       PUNTAJE    '04-'05         LIDER
--------------------------------------------------------------------------------
  1    1     LABORATORIOS BAGO                   100,00        0        LIDER
--------------------------------------------------------------------------------
  2    3     ROEMMERS                                                   43,94
--------------------------------------------------------------------------------
                                                                        52,00
--------------------------------------------------------------------------------
                                                  3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                  14,55        0        85,45
--------------------------------------------------------------------------------
                                                                        88,69
--------------------------------------------------------------------------------
                                                                        91,47
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             SECTOR DE SUPERMERCADOS
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
 '05  '04                                       PUNTAJE    '04-'05         LIDER
--------------------------------------------------------------------------------
  1    2     CENCOSUD                           100,00        0        Lider
--------------------------------------------------------------------------------
  2    1     GRUPO CARREFOUR                     77,72       -1        22,28
--------------------------------------------------------------------------------
  3    3     COTO                                32,70        0        67,30
--------------------------------------------------------------------------------
  4    4     DISCO                               24,34        0        75,66
--------------------------------------------------------------------------------
  5    5     WAL-MART                             6,75        0        93,25
--------------------------------------------------------------------------------

A   marzo 2005   pag.28

--------------------------------------------------------------------------------
                      SECTOR DE INSUMOS Y BIENES DURABLES
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
'05   '04                                       PUNTAJE     '04-'05        LIDER
--------------------------------------------------------------------------------
 1     1     REPSOL YPF                          100,00        0         LIDER
--------------------------------------------------------------------------------
 2     2     ORGANIZACION
             TECHINT                              72,96        0         27,04
--------------------------------------------------------------------------------
 3     3     FORD                                 44,47        0         55,53
--------------------------------------------------------------------------------
 4     5     PETROBRAS                            38,81        1         61,19
--------------------------------------------------------------------------------
 5     6     VOLKSWAGEN                           19,12        1         80,88
--------------------------------------------------------------------------------
 6     4     SHELL                                14,70       -2         85,30
--------------------------------------------------------------------------------
 7     7     PSA PEUGEOT
             CITROEN                              14,52        0         85,48
--------------------------------------------------------------------------------
 8     16    ACINDAR                              13,94        8         86,06
--------------------------------------------------------------------------------
 9     8     DAIMLERCHRYSLER                      12,35       -1         87,65
--------------------------------------------------------------------------------
 10    11    GENERAL MOTORS                       11,65        1         88,35
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                 SECTOR DE SERVICIOS PUBLICOS E INFRAESTRUCTURA
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
'05   '04                                       PUNTAJE     '04-'05        LIDER
--------------------------------------------------------------------------------
 1     1     AGUAS
             ARGENTINAS                          100,00        0         LIDER
--------------------------------------------------------------------------------
 2     2     AUTOPISTAS
             DEL SOL                              85,45        0         14,55
--------------------------------------------------------------------------------
 3     4     EDENOR                               53,07        1         46,93
--------------------------------------------------------------------------------
 4     3     METROGAS                             48,16       -1         51,84
--------------------------------------------------------------------------------
 5     5     GAS NATURAL BAN                      36,19        0         63,81
--------------------------------------------------------------------------------
 6     7     AEROPUERTOS
             ARGENTINA 2000                       30,71        1         69,29
--------------------------------------------------------------------------------
 7     10    CORREO ARGENTINO                     17,67        3         82,33
--------------------------------------------------------------------------------
 8     6     EDESUR                               14,30       -2         85,70
--------------------------------------------------------------------------------
 9     11    METROVIAS                            13,62        2         86,38
--------------------------------------------------------------------------------
 10    8     OCA                                  10,91       -2         89,09
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            SECTOR DE COMUNICACIONES
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
'05   '04                                        PUNTAJE    '04-'05        LIDER
--------------------------------------------------------------------------------
 1     2     TELEFONICA                           100,00        0          LIDER
--------------------------------------------------------------------------------
 2     1     MOVICOM
             BELLSOUTH                             93,83       -1          6,17
--------------------------------------------------------------------------------
 3     3     TELECOM                               89,82        0          10,18
--------------------------------------------------------------------------------
 4     5     CTI MOVIL                             59,88        1          40,12
--------------------------------------------------------------------------------
 5     4     PERSONAL                              42,78       -1          57,22
--------------------------------------------------------------------------------
 6     7     UNIFON                                32,32        1          67,68
--------------------------------------------------------------------------------
 7     6     NEXTEL                                28,64       -1          71,36
--------------------------------------------------------------------------------
 8     8     MOTOROLA                               7,80        0          92,20
--------------------------------------------------------------------------------
 9    14     IMPSAT                                 4,69        5          95,31
--------------------------------------------------------------------------------
 10  9/10    TELMEX                                 3,38        0          96,62
--------------------------------------------------------------------------------

(*) En el ranking 2004 en la posicion 9 figuraba Techtel y en el 10 AT&T, hoy nucleadas en Telmex.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           SECTOR DE ALTA TECNOLOGIA
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
'05   '04                                       PUNTAJE     '04-'05        LIDER
--------------------------------------------------------------------------------
 1     1     MICROSOFT                           100,00        0         LIDER
--------------------------------------------------------------------------------
 2     3     HEWLETT PACKARD-
             COMPAQ                               70,68        1         29,32
--------------------------------------------------------------------------------
 3     2     IBM                                  59,31       -1         40,69
--------------------------------------------------------------------------------
 4     7     FIBERTEL                             15,26        3         84,74
--------------------------------------------------------------------------------
 5     8     INTEL                                14,22        3         85,78
--------------------------------------------------------------------------------
 6     4     ORACLE                               13,00       -2         87,00
--------------------------------------------------------------------------------
 7     6     CISCO SYSTEMS                        12,69       -1         87,31
--------------------------------------------------------------------------------
 8     5     SAP                                  11,06       -3         88,94
--------------------------------------------------------------------------------
 9     12    SONY                                 10,67        3         89,33
--------------------------------------------------------------------------------
 10    10    APPLE                                 7,92        0         92,08
--------------------------------------------------------------------------------

[GRAPHIC]

Telefonica volvio a ubicarse como la empresa de mejor imagen entre las de servicios publicos privatizados, al ocupar el puesto 19 en la nomina general. A pesar del buen ano que vivieron las comunicaciones, sobre todo en el negocio celular, el otro jugador fuerte de la industria, Telecom, cayo abruptamente desde el escalon 38 al 65, aunque mantiene su tercer lugar entre las telcos. En cambio, Aguas Argentinas, que sigue complicada desde el punto de vista politico, bajo varias posiciones, si bien continua liderando la nomina sectorial (una lista en la que no rankean las de comunicaciones).

--------------------------------------------------------------------------------
                           SECTOR DE MEDICINA PREPAGA
--------------------------------------------------------------------------------

POSICIONES
----------                                                EVOLUCION   DIFERENCIA
'05   '04                                       PUNTAJE     '04-'05        LIDER
--------------------------------------------------------------------------------
 1     1     OSDE                                100,00        0         LIDER
--------------------------------------------------------------------------------
 2     2     MEDICUS                              44,84        0         55,16
--------------------------------------------------------------------------------
 3     4     SWISS MEDICAL GROUP                  38,61        1         61,39
--------------------------------------------------------------------------------
 4     3     OMINT                                28,93       -1         71,07
--------------------------------------------------------------------------------
 5     6     SPM                                  18,24        1         81,76
--------------------------------------------------------------------------------
 6     5     DOCTHOS                              10,04       -1         89,96
--------------------------------------------------------------------------------
 7     7     QUALITAS                              6,86        0         93,14
--------------------------------------------------------------------------------
 8     11    LUIS PASTEUR                          3,09        3         96,91
--------------------------------------------------------------------------------
 9     10    HOSPITAL ALEMAN                       1,82        1         98,18
--------------------------------------------------------------------------------
 10    8     HOSPITAL ITALIANO                     1,50       -2         98,50
--------------------------------------------------------------------------------

                                                         pag.29   marzo 2005   A

[LAS 100 EMPRESAS CON MEJOR LOGO]
--------------------------------------------------------------------------------
IMAGEN

El analisis en primera persona

[PHOTO OF PAOLO ROCCA]
Presidente de Techint

PUESTO 4

o    Los atributos en los que logra una mejor posicion son la solvencia economica, cuidado de los Recursos Humanos y generacion de empleo, y calidad del management, donde obtuvo el segundo puesto. En el ranking general escalo una posicion. Ayudaron las tres adquisiciones de Tenaris en
     2004: Silcotub (Rumania), Sipsa (San Luis) y Matesi (Venezuela) en un joint venture con Sidor. Siderar invirtio US$ 25 millones en la puesta en marcha del Alto Horno 1.

o    "La fortaleza de nuestra imagen se centra en la defensa del desarrollo nacional, de la empresa privada como motor del crecimiento y de la insercion de la Argentina al mundo", justifica el numero uno del grupo que factura US$ 8,500 millones.

o    "Techint representa proyectos asociados al desarrollo de la industria nacional de alto valor agregado", concluye.

[PHOTO OF LUIS MARIO CASTRO]
Presidente de Unilever

PUESTO 5

o    La compania escalo varios puestos en los subrankings de atributos especificos tales coma confiabilidad y calidad de sus productos (2DEG.)
     etica y transparencia (2DEG.), atencio y adaptacion a las necesidades del consumidor (2DEG.), publicidad y acciones de comunicacion (2DEG.) y calidad del management y cuidado de sus Recursos Humanos. No obstante, este ano
     Unilever bajo una posicion en el general, donde se toman en cuenta las menciones espontaneas.

o    "Estamos en el top ten por dos motivos centrales: el crecimiento rentable y sustentable de la compania, ademas de los valores en los que basamos nuestra gestion", afirma Castro.

o    "Creo que los atributos diferenciales son un tejido donde se entrelazan las fortalezas de nuestras marcas, el compromiso del personal y la vocacion firme por construir un legado".

[PHOTO OF PASCUAL MASTELLONE]
Presidente de La Serenisima

PUESTO 6

o    La empresa lactea familiar subio tres puestos este ano por el alto nivel de recordacion inicial que se mide en la primera pregunta sobre la empresa con mejor imagen. Los subrankings en los que obtiene mejores posiciones son; la atencion y adaptacion a las necesidades del consumidor (3DEG.) y la confiabilidad de sus productos(4DEG.).

o    "Los atributos con los cuales nos asocian reflejan muy bien la filosofia y mision de nuestra empresa", dice Mastellone.

o    "Haber terminado con exito la negociacion de la deuda con los bonistas y ahora en particular con Danone, nos permite disponer de fondos para crecer en el pais, donde invertiremos US$ 10 millones este ano", agrega.

o    "En los 75 anos, la compania puso todos sus esfuerzos en acercar y comunicar al consumidor sobre la calidad".

[PHOTO OF TED CANNIS]
Presidente de Ford

PUESTO 7

o    La firma automotriz sigue subiendo: en 2003 ocupo el puesto 14DEG., en 2004 se ubico en el 11DEG. y este ano ya esta dentro del top ten. Entre los atributos que se le reconocen, aparece la treyectoria y permanencia en el pais (2DEG.) -la firma hace 92 anos que tiene una filial local que nunca dejo de funcionar-, e inversion y produccion (5DEG.).

o    "Queremos seguir siendo la automotriz que mas unidades produce y exporta, y para ello continuaremos trabajando en nuestra estrategia de especializacion industrial", reconoce Cannis, quien estima que en 2005 la industria crecera a 330.000 unidades o mas.

o    "Una buena imagen implica compromiso por mucho tiempo con sus clientes, sus concesionarios, sus proveedores, su comunidad y con todos sus socios; y asegura su fidelidad", concluye.

A   marzo 2005   pag.36

[PHOTO OF JUAN MANUEL FORN]
CEO de Molinos

Puesto 8

o    En 2004, Molinos habia quedado fuera del top ten, luego de haber ocupado el puesto 10DEG. en la edicion anterior. Este ano esta de vuelta y es la octava empresa de mejor imagen del pais. Los lideres de opinion destacan la confiabilidad de sus productos y la etica en sus negocios (6DEG.).

En tanto, desde la compania, otra de las organizaciones que estrena CEO -
Guillermo Garcia reemplazara a Juan Manuel Forn el 1 de abril- aseguran que "el
ADN de la imagen de Molinos se resume en su claim '100 anos en la mesa de los argentinos', que se comunica como cierre en cada una de las campanas de cada una de las marcas". Las metas de la alimenticia para el 2005 son "consolidar Las dos lineas basicas de negocio priorizando el desarrollo del capital marcario, complementado por el negocio de graneles".

[PHOTO OF JOSE MARIA ZAS]
Presidente de AmEx

Puesto 9

o    La empresa encabeza el sector de tarjetas de credito y lidera, casi a la par del Banco Rio, el rubro financiero. En tanto, Visa, su principal rival, retrocedio cuatro posiciones en el ranking general, al puesto 34 DEG., y se ubica tercera en el sector. A finales de 2004, la compania vivio el cambio de presidente, con la incorporacion de Jose Maria Zas, quien reemplazo a
     Oscar Girola.

o    "Los atributos que hacen de American Express una de las empresas con mejor imagen son la calidad de sus productos y servicios; compromiso con el cliente; seguridad; honestidad y etica empresaria", afirma Zas. Para el ejecutivo, la calidad del management y la creatividad tambien inciden en la gestacion de la imagen de la empresa que nuevamente se encuentra entre las diez mas admiradas del pais.

[PHOTO OF AGUSTIN GARCIA MANSILLA]
Presidente de Quilmes

Puesto 10

o    La cervecera perdio cuatro puestos con respecto al ranking de 2004, aunque sigue entre las top ten. El atributo en el que mejor midio la empresa fue la publicidad y acciones de comunicacion (3 DEG.). Ocupa el puesto ocho entre las mejores empresas de consumo masivo.

o    La compania tuvo un 2004 en el que fue protagonista de infinidad de batallas judiciales con la alemana lsenbeck y proyecta un 2005 con nuevas inversiones. En este sentido, avanza con un plan de desembolsos superior a los US$ 11 millones para completar la primera etapa del plan de ampliacion de su planta almacenadora y secadora de granos, en la localidad bonaerense de Tres Arroyos.

El objetivo final de la obra es duplicar la capacidad de produccion en 2007.

[PHOTO OF ALBERTO GUIMARAES]
CEO de Petrobras

Puesto 11

o    El caso de la petrolera de origen brasileno merece para los consultores de
     SEL un capitulo aparte. Luego de haber ocupado el puesto 7DEG. en 2004, este ano se quedo con el 11". Sin embargo, en esta oportunidad fueron casi en su totalidad votos por Petrobras y no surgieron de la suma de quienes habian elegido a Pecom Energia, como ocurrio el ano pasado. Por eso los consultores destacan que, pese al retroceso en posiciones, es un crecimiento genuino en la imagen de la firma brasilena.

o    "Cerramos el ano con 350 estaciones de servicio reidentificadas con la marca, de las 729 distribuidas en todo el pais", asegura Guimaraes.

Y agrega: "Hoy, una de las cosas que mas satisfaccion me da es que la gente nos ve como una empresa argentina".

                                                         pag.37   marzo 2005   A

[GRAPHIC]

RECEPCION. Carlos De La Rica, gerente general de Recoletos Argentina, y Jose Del
Rio, director de APERTURA, le dan la bienvenida a Juan Forn, numero uno de
Molinos.

BALANCE. Alberto Guimaraes, de Petrobras, dialoga con Luis Mario Castro, de
Unilever, Rodolfo Salas, de Coca-Cola y Ted Cannis, de Ford, sobre el futuro argentino.

[GRAPHIC]

[GRAPHIC]

LECTOR. Manfred Muell, presidente de DaimlerChrysler, comenta un ejemplar de
APERTURA con Sebastian Pereyra, responsable comercial de la revista.

[GRAPHIC]

TECNOLOGIA. Pedro Sorop, gerente general de Microsoft Argentina, fue el unico lider tecnologico entre las top.

EN COMUN. Salas y Castro conversan sobre el futuro del consumo masivo.

[GRAPHIC]

APERTURA agradece a Jorge Stein, gerente general del Park Tower, por recibir a sus invitados y a Chandon por su exclusivo Champan Etenurn.

                                                         pag.47   marzo 2005   A